UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

ALEXZA PHARMACEUTICALS, INC.

(Name of Subject Company)

ALEXZA PHARMACEUTICALS, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

015384 209

(CUSIP Number of Class of Securities)

Thomas B. King

President and Chief Executive Officer

Alexza Pharmaceuticals, Inc.

2091 Stierlin Court

Mountain View, California 94043

(650) 944-7000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

Brent Fassett, Esq.

Cooley LLP

380 Interlocken Crescent, Suite 900

Broomfield, Colorado 80021

(720) 566-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

(a) Name and Address.

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9, or the Schedule 14D-9, relates is Alexza Pharmaceuticals, Inc., a Delaware corporation (“Alexza”). The address of the principal executive offices of Alexza is 2091 Stierlin Court, Mountain View, California 94043, and the telephone number of the principal executive offices of Alexza is (650) 944-7000.

(b) Class of Securities.

The title of the class of equity securities to which this Schedule 14D-9 relates is Alexza’s shares of common stock, par value $0.0001 per share (each, a “Share,” and collectively, the “Shares”). As of May 19, 2016, there were 50,000,000 Shares authorized, of which 21,750,615 were outstanding.

Item 2.	Identity and Background of Filing Person.

(a) Name and Address.

Alexza is the subject company and the person filing this Schedule 14D-9. Alexza’s name, address and business telephone number are set forth in Item 1 above under the heading “Name and Address.” Alexza’s website address is www.alexza.com. The information included in, or linked to through, Alexza’s website should not be considered part of this statement. Alexza has included its website address in this statement solely as a textual reference.

(b) Tender Offer.

This Schedule 14D-9 relates to the tender offer by Ferrer Pharma, Inc., a Delaware corporation (“Purchaser”), and a wholly owned indirect subsidiary of Grupo Ferrer Internacional, S.A., a Spanish sociadad anonima (“Parent”), to purchase all Shares that are issued and outstanding, at a price per Share of $0.90, net to the holder in cash, subject to reduction for any applicable withholding taxes and without interest (the “Cash Consideration”), plus one contractual contingent value right per Share, each referred to as a CVR, which will represent the right to receive a pro-rata share of up to four payment categories in an aggregate (i.e., to all CVR holders assuming all four payments are made) maximum amount of $32.8 million (after deduction of an estimated $2.2 million payment to Alexza’s financial advisor, Guggenheim Securities, LLC (“Guggenheim Securities”) for fees and expenses for services in connection with the Transactions (as defined below) and subject to certain further adjustment) if certain licensing payments and revenue milestones are achieved and subject to the terms and conditions of the contingent value rights agreement to be entered into by Parent and the rights agent thereunder (the “CVR Agreement”), net to the holder thereof in cash, subject to reduction for any applicable withholding taxes in respect thereof, without interest (the “Contingent Consideration Payment,” and together with the Cash Consideration, the “Offer Price”), at the times and upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 23, 2016 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated by reference herein. The Offer is described in a Tender Offer Statement on Schedule TO (as it may be amended or supplemented, the “Schedule TO”) filed by the Purchaser and Parent with the U.S. Securities and Exchange Commission (the “SEC”), on May 23, 2016.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of May 9, 2016 (as it may be amended or supplemented, the “Merger Agreement”), by and among Parent, Purchaser and Alexza, filed hereto as Exhibit (e)(1). A summary of the Merger Agreement is contained in Section 12 of the Offer to Purchase under the heading “Summary of the Merger Agreement and Certain Other Agreements” and is incorporated by reference herein. The Merger Agreement provides, among other things, that as soon as commercially practicable following the completion of the Offer, and in no event later than the third business day following the date on which all conditions to the consummation of the Merger are satisfied or waived, pursuant to Section 251(h) of the Delaware General Corporation Law (the “DGCL”), Purchaser will merge with and into Alexza (the “Merger” and, together with the Offer and the other transactions contemplated by the Merger Agreement and the CVR Agreement, the “Transactions”), with Alexza surviving as a wholly owned indirect subsidiary of Parent (the “Surviving Corporation”). The Merger will be governed by Section 251(h) of the DGCL and effected without a vote of Alexza’s stockholders. At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than Shares owned by Purchaser, Parent or any direct or indirect wholly owned subsidiary of Parent, and any Shares held in the treasury of Alexza or by any direct or indirect wholly owned subsidiary of Alexza immediately prior to the Effective Time, which will be canceled without any conversion into the right to receive the Merger Consideration (as defined below) and no payment or distribution will be made with respect thereto, and other than Dissenting Shares (as defined in Item 8 under the heading “Additional Information—Notice of Appraisal Rights”), if any) will be canceled and will be converted automatically into the right to receive an amount per Share equal to the Offer Price (the “Merger Consideration”). In connection with the Merger, outstanding stock options (each, a “Company Option”) that are not exercised prior to the expiration of the Offer will be cancelled for no consideration and outstanding restricted stock units (each, a “Company Restricted Stock Unit”) will be cancelled in exchange for the right to receive the Merger Consideration as set forth in Item 3 of this Schedule 14D-9 under the heading “Arrangements between Alexza and its Executive Officers, Directors and Affiliates—Treatment of Company Stock Options and Company Restricted Stock Units.” None of Alexza’s executive officers or directors holds Company Options with an exercise price below the Merger Consideration and as such will not be receiving any Merger Consideration for any of their Company Options. Additionally, pursuant to the terms of the Merger Agreement, (i) each holder of a warrant originally issued by Alexza on October 5, 2009 or February 23, 2012 will receive a lump-sum cash payment equal to (x) the total number of Shares issuable to such holder upon the exercise of the applicable warrant, multiplied by (y) the value of such warrant to purchase one Share, calculated in accordance with Appendix B of each such warrant; and (ii) each holder of a warrant originally issued by Alexza on March 8, 2014 (the “2014 Warrants”), will receive (x) a lump-sum cash payment equal to (1) the total number of Shares issuable to such holder upon the exercise of the applicable warrant, multiplied by (2) the excess of (A) the Cash Consideration over (B) the per-share exercise price for such warrant and (y) one CVR for each Share underlying such warrant.

The Offer is initially scheduled to expire at 12:00 midnight, New York City time, at the end of Monday June 20, 2016, subject to extension in certain circumstances as required or permitted by the Merger Agreement, the SEC or applicable law (as the Offer may be so extended, the “Expiration Time”).

The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and the Letter of Transmittal.

Parent formed Purchaser solely for the purpose of engaging in the Transactions. To date, Purchaser has not carried on any activities other than those related to its formation, the Merger Agreement and the Transactions. As set forth in the Schedule TO, the principal executive offices of Parent are located at Diagonal 549, 5th Floor, E-08029 Barcelona, Spain and the telephone number at such address is (+34) 936003-700, and the principal executive offices of Purchaser are located at 780 Third Avenue, 35th Floor, New York, NY 10017 and the telephone number at such address is (+34) 936003-700.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth or incorporated by reference in this Schedule 14D-9, including in the amendment to the Annual Report of Alexza on Form 10-K/A filed with the SEC on April 28, 2016 and attached to this Schedule 14D-9 as Exhibit (e)(3) hereto, which is incorporated by reference herein (the “10-K/A”), to Alexza’s knowledge, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest between (i) Alexza or any of its affiliates, on the one hand and (ii)(x) any of its executive officers, directors or affiliates, or (y) Parent, Purchaser or any of their respective executive officers, directors or affiliates, on the other hand. The 10-K/A is being furnished to Alexza’s stockholders pursuant to Section 14(d)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Item 1005(d) of Regulation M-A. Any information that is incorporated herein by reference will be deemed modified or superseded for purposes of this Schedule 14D-9 to the extent that any information contained herein modifies or supersedes such information.

General.

Alexza’s executive officers, members of its Board of Directors (the “Alexza Board”) and affiliates may be deemed to have interests in the execution and delivery of the Merger Agreement and all of the Transactions, including the Offer and the Merger, that may be different from or in addition to those of Alexza stockholders generally. These interests may create potential conflicts of interest. The Alexza Board was aware of these interests and considered them, among other things, in reaching its decision to approve the Merger Agreement and the Transactions, as discussed below in “Item 4. The Solicitation or Recommendation.” As described in more detail below, these interests include:

•	the acceleration of vesting of all unvested Company Options such that all Company Options will be exercisable at least five days prior to the closing of the Offer prior to being cancelled for no consideration;

•	the acceleration of vesting of all unvested Company Restricted Stock Units immediately prior to the closing of the Offer;

•	the cancellation of an Alexza warrant held by Thomas B. King, Alexza’s Chief Executive Officer and President, that was granted by Alexza on October 9, 2009 for 5,819 Shares, in exchange for the right to receive a cash payment;

•	potential retention and severance benefits;

•	certain employee benefits; and

•	indemnification and exculpation benefits in favor of Alexza’s executive officers and directors.

For further information with respect to the arrangements between Alexza and its executive officers, directors and affiliates described in this Item 3 as well as other arrangements between Alexza and its executive officers, directors and affiliates, please see the 10-K/A, including the information under the headings “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” “Executive Compensation—Summary Compensation Table,” “Executive Compensation—Equity Incentive Compensation,” “Executive Compensation—Annual Cash Bonus Plan,” “Executive Compensation—Change of Control Agreements,” “Executive Compensation—Retention and Severance Plan,” “Executive Compensation—Outstanding Equity Awards at Fiscal Year End Table,” “Director Compensation,” and “Certain Relationships and Related Transactions and Director Independence.”

For a description of certain arrangements with Parent, please see “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Purchaser and Parent and their Affiliates.”

(a) Arrangements between Alexza and its Executive Officers, Directors and Affiliates.

Several disclosures below present information as to what the payments would be if total maximum Contingent Consideration was paid out (assuming the achievement of all CVR milestones but after giving effect to estimated deductions). This information is only presented for information purposes as there is no guarantee that any CVR milestones will be achieved.

Outstanding Shares Held by Directors and Executive Officers

If the executive officers and directors of Alexza who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the Offer Price for each Share held by them on the same terms and conditions as the other stockholders of Alexza. As of May 19, 2016, the executive officers and directors of Alexza beneficially owned, in the aggregate, 234,337 Shares (which, for clarity, excludes shares of capital stock of Alexza issuable upon the exercise of Company Options, upon vesting of Company Restricted Stock Units or upon exercise of Alexza warrants).

The following table sets forth (i) the number of Shares beneficially owned as of May 19, 2016 by each of Alexza’s executive officers and directors (which, for clarity, excludes shares of capital stock of Alexza issuable upon the exercise of Company Options, upon vesting of Company Restricted Stock Units or upon exercise of Alexza warrants) and (ii) the aggregate Cash Consideration, Contingent Consideration Payment and Offer Price that would be payable for such Shares in connection with the Offer or the Merger, rounded to the nearest dollar (without taking into account any applicable tax withholding). Since March 24, 2016 (the period commencing 60 days prior to the filing of this Schedule 14D-9), none of Alexza’s executive officers or directors have bought or sold any of the Shares.

Name	Number of Shares Owned (#)		Cash Consideration for Shares ($)	Maximum Contingent Consideration Payments for Shares ($) (1)	Total Offer Price for Shares ($) (1)
Named Executive Officers
Thomas B. King, Chief Executive Officer, President and Director	77,22	4 (2)	69,502	128,192	197,694
Edwin S. Kamemoto, Ph.D., Executive Vice President, R&D, Regulatory and Quality	2,86	2 (3)	2,576	4,751	7,327

Other Executive Officers
None

Directors
J. Kevin Buchi	—		—	—	—
Deepika R. Pakianathan, Ph.D.	99,62	5 (4)	89,663	165,378	255,041
J. Leighton Read, M.D.	3,49	2	3,143	5,797	8,940
Gordon Ringold, Ph.D.	34,24	6 (5)	30,821	56,848	87,669
Isaac Stein	15,83	8 (6)	14,254	26,291	40,545
Joseph L. Turner	1,05	0	945	1,743	2,688

(1)	Assumes an estimated total maximum Contingent Consideration Payment per Share of $1.66 and a total Merger Consideration of $2.56 per Share, which numbers assume the achievement of all CVR milestones.
(2)	Includes 37,224 shares held by the Thomas and Beth King 2000 Family Trust, of which Mr. King and his spouse are trustees and have shared voting and dispositive powers over the shares.
(3)	Excludes 6,250 unvested Company Restricted Stock Units, which are addressed under “Arrangements between Alexza and its Executive Officers, Directors and Affiliates—Treatment of Company Stock Options and Company Restricted Stock Units,” below.
(4)	Includes 658 shares held by Dr. Pakianathan. Includes 97,988 shares held by Delphi Ventures VI, L.P. and 979 shares held by Delphi BioInvestments VI, L.P. (together, the “Delphi Funds”). Dr. Pakianathan is a managing member of Delphi Management Partners VI, LLC, which is the general partner of each of the Delphi Funds, and she shares voting and investment power over the shares held by these entities. She disclaims beneficial ownership of the shares held by these entities, except to the extent of her proportionate pecuniary interest therein.
(5)	Includes 32,392 shares held by the Gordon Ringold and Tanya Zarucki 1999 Reversible Trust, of which Dr. Ringold and his spouse are trustees.

(6)	Includes 15,838 shares held by The Stein 1995 Revocable Trust, of which Mr. Stein and his spouse are trustees, with respect to all of such shares Mr. Stein shares voting and investment powers.

Treatment of Company Options

Pursuant to the terms of the Merger Agreement, immediately prior to the closing of the Offer, each Company Option that is outstanding immediately prior to the closing of the Offer will be cancelled without consideration. In furtherance of the foregoing, at least six (6) days prior to the expected closing of the Offer, Alexza will accelerate the vesting and exercisability of all of the Company Options so that each holder of Company Options will have at least five days to exercise any then outstanding Company Options. In order to exercise the Company Options, Alexza will require the holders of Company Options to deliver to Alexza notice of exercise prior to the expected closing of the Offer and for the exercise to occur at least one day prior to the occurrence of the closing of the Offer.

The table below sets forth, for each of our executive officers and directors holding Company Options with exercise prices below the Offer Price, assuming that the maximum Contingent Consideration Payment per Share is paid out (“In-the-Money Options”), as of May 19, 2016, (i) the aggregate number of Shares subject to such In-the-Money Options and (ii) the value of cash amounts payable in respect of such In-the-Money Options on a pre-tax basis assuming that the maximum Contingent Consideration Payment per Share is paid out, calculated by multiplying the excess of the Offer Price over the respective per share exercise prices of the applicable In-the-Money Options by the number of Shares subject to such In-the-Money Options. For purposes of this calculation, the total maximum Contingent Consideration Payment per Share is estimated to be $1.66, for a total Offer Price of $2.56 per Share. None of our executive officers and directors holds Company Options with exercise prices below the Cash Consideration. Since March 24, 2016 (the period commencing 60 days prior to the filing of this Schedule 14D-9), none of Alexza’s executive officers or directors have exercised their Company Options.

	Vested In-the-Money Options				Unvested In-The-Money Options
Name	Number of Shares Underlying Vested In-the- Money Options	Weighted Average Exercise Price Per Share	Initial Cash Consideration – Cash Spread Value of Vested In-the- Money Options	Maximum Merger Consideration – Cash Spread Value of Vested In-the- Money Options	Number of Shares Underlying Unvested In-the- Money Options	Weighted Average Exercise Price Per Share	Initial Cash Consideration – Cash Spread Value of Unvested In-the- Money Options	Maximum Merger Consideration – Cash Spread Value of Unvested In-the- Money Options	Initial Cash Consideration – Total Option Cash Value Spread	Maximum Merger Consideration – Total Option Cash Value Spread
Thomas B. King	83,332	$1.08	—	$123,331	316,668	$1.08	—	$468,669	—	$592,000
Edwin. S. Kamemoto, Ph.D.	26,041	$1.08	—	$38,541	98,959	$1.08	—	$146,459	—	$185,000
J. Kevin Buchi	—	—	—	—	12,500	$1.28	—	$16,000	—	$16,000
Deepika R. Pakianathan, Ph.D.	—	—	—	—	12,500	$1.28	—	$16,000	—	$16,000
J. Leighton Read, M.D.	—	—	—	—	12,500	$1.28	—	$16,000	—	$16,000
Gordon Ringold, Ph.D.	—	—	—	—	12,500	$1.28	—	$16,000	—	$16,000
Isaac Stein	—	—	—	—	12,500	$1.28	—	$16,000	—	$16,000
Joseph L. Turner	—	—	—	—	12,500	$1.28	—	$16,000	—	$16,000
All of Alexza’s current directors and executive officers as a group (8 persons)	109,373		$0	$161,872	490,627		$0	$711,128	$0	$873,000

Treatment of Company Restricted Stock Units

Pursuant to the terms of the Merger Agreement, each Company Restricted Stock Unit that is outstanding immediately prior to the closing of the Offer and that is not then fully vested will become fully vested immediately prior to the closing of the Offer, and Alexza will deliver the underlying Shares to the holders of Company Restricted Stock Units (subject to any applicable withholdings) at least one day prior to the closing of the Offer.

As shown in the table below, Dr. Kamemoto is the only executive officer or director that holds a Company Restricted Stock Unit as of May 19, 2016. The table below sets forth, the value of cash amounts payable in respect of Dr. Kamemoto‘s Company Restricted Stock Units on a pre-tax basis at the Effective Time, calculated by multiplying the Offer Price by the number of Shares subject to his Company Restricted Stock Units.

Restricted Stock Units
Name	Number of Shares Underlying Restricted Stock Units	Total Cash Value of Restricted Stock Units	Total CVR Value of Restricted Stock Units
Thomas B. King	—	$—	$—
Edwin S. Kamemoto, Ph.D.	6,250	$5,625	$16,000
J. Kevin Buchi	—	$—	$—
Deepika R. Pakianathan, Ph.D.	—	$—	$—
J. Leighton Read, M.D.	—	$—	$—
Gordon Ringold, Ph.D.	—	$—	$—
Isaac Stein	—	$—	$—
Joseph L. Turner	—	$—	$—
All of Alexza’s current directors and executive officers as a group (8 persons)		$5,625	$16,000

Treatment of Warrant held by Thomas B. King

Pursuant to the Merger Agreement, the warrant held by Mr. King that was granted on October 9, 2009 for 5,819 Shares, which was issued to Mr. King in connection with his investment of $157,274 in Alexza, will be cancelled and converted into the right to receive a lump-sum cash payment equal to (A) the total number of Shares issuable to Mr. King upon the exercise of such warrant, multiplied by (B) the value of such warrant to purchase one Share, calculated in accordance with the terms of Appendix B of such warrant, without interest and subject to any applicable tax withholding. This payment is calculated to be approximately $738.82.

Name	Number of Shares Underlying Warrant
Thomas B. King	5,819

Change of Control Agreements

Each executive officer is party to a change of control agreement (a “Change in Control Agreement”) that provides for the following severance benefits, if the executive officer’s employment is terminated without cause or terminated by the executive officer for good reason within three months before or 12 months following a change of control, and the executive officer agrees to sign a general release of claims in favor of Alexza:

•	acceleration of the vesting of all of the named executive officer’s outstanding Company Options and Company Restricted Stock Units, if any;

•	payment in a lump sum of the executive officer’s annual base salary plus the greater of the bonus paid for the latest completed fiscal year or the target bonus (because no bonuses were paid for 2015, for a termination in 2016 the assumed bonus will be paid at target) for the year in which the notification of the executive officer’s termination of employment occurs; and

•	payment in a lump sum of an amount equal to the amount of the executive officer’s out of pocket costs to continue group health insurance benefits under COBRA for 18 months.

Pursuant to the terms of each executive officer’s Change in Control Agreement, if and to the extent that any payments are subject to the excise tax imposed by Section 4999 of the Internal Revenue Code and the non-deductibility provisions imposed by Section 280G of the Internal Revenue Code, Alexza will make a gross-up payment to the executive officer to compensate the executive officer for all taxes imposed under Section 4999 of the Internal Revenue Code and any related income taxes imposed under the Internal Revenue Code and state and local authorities for the gross-up payment. The estimated amount of Change in Control payments for each executive officer is described in detail in the table below.

		Cash ($) (3)	Equity ($) (4)	Benefits ($) (5)	Total ($)
Thomas B. King	Initial Cash Consideration (1)	$856,960	$0	$55,890	$912,850
	Maximum Merger Consideration (2)	$856,960	$468,669	$55,890	$1,381,519
Edwin S. Kamemoto, Ph.D.	Initial Cash Consideration (1)	$490,000	$5,625	$42,732	$538,357
	Maximum Merger Consideration (2)	$490,000	$162,459	$42,732	$695,191

(1)	Assumes Cash Consideration of $0.90 per Share only and that no Contingent Consideration Payment is made.
(2)	Assumes an estimated total maximum Contingent Consideration Payment per Share of $1.66 and a total Merger Consideration of $2.56 per Share, which numbers assume the achievement of all CVR milestones.
(3)	The amount listed in the column for each named executive officer represents his cash severance payments that will be paid pursuant to his Change of Control Agreement, which includes the named executive officer’s annual base salary plus his target bonus for the 2016 fiscal year.
(4)	The amount listed in this column represents the minimum and maximum aggregate pre-tax amount payable pursuant to the Merger Agreement in respect of Shares covered by unvested Company Options held by each executive officer and unvested Company Restricted Stock Units held by Dr. Kamemoto, in each case as of May 19, 2016. With respect to unvested Company Options in which only the Cash Consideration is paid out, this amount represents $0. With respect to unvested Company Options in which the total maximum Contingent Consideration Payment per Share is paid out, this amount represents the value of any cash amounts payable in respect of such Unvested Options, calculated by multiplying (a) the excess, if any, of the Offer Price, assuming the Offer Price equals $2.56 per Share, over the respective per share exercise prices of the unvested Company Options by (b) the number of unvested Shares covered by such Unvested Options. With respect to Dr. Kamemoto’s unvested Company Restricted Stock Units, this amount represents the value of cash amounts payable in respect of such unvested Company Restricted Stock Units, calculated by multiplying the Offer Price by the number of unvested Shares covered by such unvested Company Restricted Stock Units.
(5)	The amount listed in the column for each named executive officer represents the payment in a lump sum of an amount equal to the amount of the executive officer’s out of pocket costs to continue group health insurance benefits under COBRA for 18 months.

Retention and Severance Plan

In October 2015, the Alexza Board approved a retention and severance plan (the “Retention and Severance Plan”) for its executive officers, Mr. King and Dr. Kamemoto, which is substantially the same Retention and

Severance Plan that the Alexza Board previously extended to all of Alexza’s other employees earlier in 2015. The Retention and Severance Plan provides that if Mr. King or Dr. Kamemoto are terminated without cause and such termination is unrelated to a corporate transaction such as the Merger, the applicable executive officer will receive, upon such executive officer’s termination, (i) a severance payment equal to three months of base salary plus three months of such executive officer’s health insurance continuation payments, (ii) a tenure payment equal to one week of additional base salary for every year of employment with Alexza over five years and (iii) out placement assistance. If the applicable executive officer remains employed with Alexza through June 30, 2016, such executive officer will be eligible for a retention bonus payment equal to items (i) and (ii) above. Such retention bonus payment will be made regardless of whether any corporate transaction, such as the Merger, is consummated. The estimated amount of retention bonus payments for each executive officer is set forth in the table below.

Name	Amount of Retention Bonus Payment
Thomas B. King	$215,594
Edwin S. Kamemoto, Ph.D.	$122,382

The Change of Control Agreements that Alexza previously entered into with the Mr. King and Dr. Kamemoto, as described under the heading “Change in Control Agreements” above, will also continue in place. However, for clarity, if Mr. King or Dr. Kamemoto are terminated in connection with a corporate transaction such as the Merger, neither executive officer will be entitled to any severance payments under the Retention and Severance Plan and the applicable executive officer will only be entitled to whatever severance benefits are provided in his Change of Control Agreement, provided certain conditions are met, as described under the heading “Change in Control Agreements” above. If the applicable executive officer remains employed Alexza through June 30, 2016, such executive officer will receive a retention bonus payment for the amount described above and will be eligible to receive the benefits under his Change of Control Agreement.

Golden Parachute Compensation

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of Alexza’s named executive officers that is based on or otherwise relates to the Offer and the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules. The amounts set forth in the table are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this Schedule 14D-9 and in the footnotes to the table. As a result, the actual amounts, if any, that a named executive officer receives may materially differ from the amounts set forth in the table.

The table below assumes that (1) the Merger closed and each named executive officer’s service is terminated without cause or such executive resigned with good reason on May 19, 2016 and is eligible to receive the maximum amount of severance benefits under the terms of his Change of Control Agreement, and therefore, is not entitled to any of the retention payments under the terms of the Retention and Severance Plan, (2) each named executive officer exercised in full his In-the-Money Options, (3) each named executive officer is not anticipated to be entitled to any Section 280G gross-up payment because it is anticipated that none of his payments made in connection with the Merger will be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, and (4) each named executive officer is not entitled to any pension or non-qualified deferred compensation benefits enhancements, or any other form of compensation that is based on or otherwise related to the Merger.

Name (1)	Cash ($) (2)	Equity ($) (3)	Benefits ($) (4)	Total ($) (5)
Thomas B. King	$856,960	$0	$55,890	$912,850
Edwin S. Kamemoto, Ph.D.	$490,000	$5,700	$42,732	$538,432

(1)	Robert A. Lippe and Mark K. Oki were named executive officers included in Alexza’s most recent filing under the Exchange Act that required disclosure pursuant to Item 402(n) of Regulation S-K; however, they were not included in this Golden Parachute Compensation table because as of December 31, 2015, they were no longer employed by Alexza, and are not receiving any compensatory payments in connection with the Merger.
(2)	The amount listed in the column for each named executive officer represents his cash severance payments that will be paid pursuant to his Change of Control Agreement, which includes the named executive officer’s annual base salary plus his target bonus for the 2016 fiscal year. Each named executive officer’s severance payments are payable on a “double-trigger” basis upon the named executive officer’s termination without cause or resignation for good reason within three months before or 12 months following the Merger, as further described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Change of Control Agreements.”
(3)	The amount listed in this column represents the aggregate pre-tax amount payable pursuant to the Merger Agreement in respect of Shares covered by unvested Company Options held by each executive officer and unvested Company Restricted Stock Units held by Dr. Kamemoto, in each case as of May 19, 2016, assuming that the Offer Price is equal to $0.912, the average closing market price of the Shares over the first five business days following the first public announcement of the Offer. With respect to unvested Company Options, this amount represents $0 because the exercise price of the unvested Company Options is greater than $0.912. With respect to Dr. Kamemoto’s unvested Company Restricted Stock Units, this amount represents the value of cash amounts payable in respect of such unvested Company Restricted Stock Units, calculated by multiplying $0.912 by the number of unvested Shares covered by such unvested Company Restricted Stock Units. Each named executive officer’s amount is payable on a “single trigger” basis upon the closing of the Merger, as further described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Treatment of Company Options and Company Restricted Stock Units.”
(4)	The amount listed in the column for each named executive officer represents the payment in a lump sum of an amount equal to the amount of the executive officer’s out of pocket costs to continue group health insurance benefits under COBRA for 18 months, which is payable on a “double-trigger” basis upon the named executive officer’s termination without cause or resignation for good reason within three months before or 12 months following the Merger, as further described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Change of Control Agreements.”
(5)	The total single trigger and double trigger consideration are as follows:

Name	Amount of Single Trigger Consideration	Amount of Double Trigger Consideration
Thomas B. King	$0	$856,960
Edwin S. Kamemoto, Ph.D.	$5,700	$490,000

Employee Benefits

Pursuant to the Merger Agreement, Parent has agreed that for a period of one year following the Effective Time, Parent will or will cause the Surviving Corporation to provide the employees of Alexza and its subsidiaries who are employed immediately prior to the Effective Time who remain employed during such period by Parent or the Surviving Corporation (“Covered Employees”) with, in the aggregate, a base salary or base wage and annual cash bonus opportunities that are no less than that provided by Alexza and its subsidiaries; provided, however neither Parent nor Surviving Corporation will be required to provide any equity based compensation or any other type of compensation or benefit.

For purposes of determining eligibility to participate in, and non-forfeitable rights under any employee benefit plan or arrangement of Parent or the Surviving Corporation or any of their respective subsidiaries (including for purposes of vacation eligibility), but not for purposes of benefit accrual under any defined benefit pension plan of Parent or any of its subsidiaries, Covered Employees will receive service credit for service with Alexza (and with any predecessor or acquired entities or any other entities for which Alexza granted service credit) as if such service had been completed with Parent; provided, however, that such service need not be recognized to the extent that such recognition would result in any duplication of benefits for the same period of service. As of the Effective Time, Parent or Surviving Corporation or any of their relevant subsidiaries will credit to Covered Employees who remain employed after the Effective Time the amount of vacation time or paid time off that such employees had accrued under any applicable Alexza plan as of immediately prior to the Effective Time.

To the extent applicable, Parent will or will cause the Surviving Corporation and any of their respective subsidiaries to waive, or use reasonable best efforts to cause its insurance carriers to waive, any pre-existing condition limitation on participation and coverage applicable to any Covered Employee or any of his or her covered dependents under any health or welfare plan of Parent or the Surviving Corporation or any of their respective subsidiaries (a “New Plan”) in which such Covered Employee or covered dependent will become eligible to participate after the Effective Time to the extent such Covered Employee or covered dependent was no longer subject to such pre-existing condition limitation under the corresponding Alexza plan in which such Covered Employee or such covered dependent was participating immediately before he or she became eligible to participate in the New Plan. Parent will or will cause the Surviving Corporation or the relevant subsidiary of either to provide each Covered Employee with credit for any co-payments and deductibles paid prior to the Effective Time and during the calendar year in which the Effective Time occurs under any Alexza plan in satisfying any applicable co-payment and deductible requirements for such calendar year under any New Plan in which such Covered Employee participates after the Effective Time.

If requested by Parent prior to the closing of the Offer, Alexza shall terminate, or cause to have terminated, Alexza’s 401(k) as of the date immediately preceding the date the Offer closes. All resolutions and other documents issued, adopted or executed in connection with such termination shall be subject to Parent’s reasonable prior review and comment. Parent shall take all steps necessary to permit each Alexza employee who has received an eligible rollover distribution (as defined in Section 402(c)(4) of the Internal Revenue Code of 1986, as amended), from Alexza’s 401(k) and profit sharing plan to roll such eligible rollover distribution, including, for a reasonable period of time following the Effective Time, any associated loans into an account under a 401(k) plan maintained by Parent or its subsidiaries.

In the event Parent or the Surviving Corporation terminates any employee plan that is a Section 125 plan or Section 129 Plan, the Surviving Corporation will transfer and Parent will accept the account elections and accounts of the Covered Employees.

Potential for Future Arrangements

To Alexza’s knowledge, except for certain arrangements described in this Schedule 14D-9 (or in the documents incorporated by reference herein) between Alexza and its executive officers and directors, no employment, equity contribution or other agreement, arrangement or understanding between any executive officer or director of Alexza, on the one hand, and Parent, Purchaser, any of their affiliates or Alexza, on the other hand, existed as of the date of this Schedule 14D-9, and neither the Offer nor the Merger is conditioned upon any executive officer or director of Alexza entering into any such agreement, arrangement or understanding.

It is possible that certain members of Alexza’s current management team may enter into new employment arrangements with the Surviving Corporation. There can be no assurance that the applicable parties will reach an agreement on any terms, or at all.

Indemnification of Directors and Officers; Insurance

The Merger Agreement provides that for a period of six years after the Effective Time, Parent will cause the Surviving Corporation and its subsidiaries to indemnify and hold harmless all past and present directors, officers and employees of Alexza to the same extent such persons are indemnified as of the date of the Merger Agreement by Alexza pursuant to Alexza’s certificate of incorporation and bylaws and indemnification agreements, if any, in existence on the date of the Merger Agreement with any directors, officers or employees of Alexza for acts or omissions occurring at or prior to the Effective Time and advance expenses as incurred to the extent provided for under Alexza’s certificate of incorporation and bylaws and such indemnification agreements. In addition, Parent will cause the Surviving Corporation to indemnify and hold harmless such persons to the fullest extent permitted by law for acts or omissions occurring in connection with the approval of the Merger Agreement and the consummation of any of the Transactions.

The Merger Agreement also provides that Parent will cause the Surviving Corporation to provide, for an aggregate period of not less than six years from and after the Effective Time, Alexza’s current and former directors and officers an insurance policy that provides coverage for events occurring at or prior to the Effective Time (the “D&O Insurance”) that is no less favorable than Alexza’s existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, however, that the Surviving Corporation will not be required to pay an annual premium for the D&O Insurance in excess of 200% of the last annual premium paid prior to the date of the Merger Agreement; provided, further, that Alexza has the right to incept such tail coverage prior to the Effective Time for a premium not to exceed 200% of the last annual premium paid prior to the date of the Merger Agreement. If the Surviving Corporation or Parent, or any of their successors or assigns, will (i) be liquidated and dissolved, (ii) consolidate with or merge into any other person and will not be the continuing or surviving entity of such consolidation or merger or (iii) sell or otherwise transfer all or a majority of its assets to any other person, proper provisions will be made so that the continuing or surviving entity or Parent, as applicable, and its successors and assigns will assume such obligations.

(b) Arrangements with Purchaser and Parent and their Affiliates.

Merger Agreement

On May 9, 2016, Alexza, Parent and Purchaser entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 12 of the Offer to Purchase, entitled “Summary of the Merger Agreement and Certain Other Agreements” and the description of the conditions of the Offer contained in Section 16 of the Offer to Purchase, entitled “Certain Legal Matters; Regulatory Approvals” are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Merger Agreement has been filed as an exhibit to the Schedule 14D-9 to provide stockholders with information regarding its terms and is not intended to modify or supplement any factual disclosures about Alexza in Alexza’s public reports filed with the SEC. The Merger Agreement and the summary of its terms contained in the Offer to Purchase filed by Purchaser with the SEC on May 23, 2016 are incorporated herein by reference, and are not intended to provide any other factual information about Alexza, Parent, Purchaser or their respective subsidiaries and affiliates. The Merger Agreement contains representations and warranties that the parties to the Merger Agreement made to and solely for the benefit of each other. The assertions embodied in those representations and warranties are qualified by information in a confidential disclosure letter delivered by Alexza to Parent in connection with the signing of the Merger Agreement—the information contained in this disclosure letter modifies, qualifies and creates exceptions to the representations and warranties in the Merger Agreement. The representations and warranties will not survive consummation of the Merger. Moreover, certain representations and warranties in the Merger Agreement were made as of a specified date, may be subject to a contractual standard of materiality different from what might be viewed as material to stockholders, or may have been used for the purpose of allocating risk between the parties to the Merger Agreement. Accordingly, the representations and warranties in the Merger Agreement should not be relied on by any persons as characterizations of the actual state of facts and circumstances at the time they were made or otherwise. Information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Alexza’s public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Offer, the Merger, Alexza, Parent, Purchaser, their respective affiliates and their respective businesses that are contained in, or incorporated by reference into, the tender offer statement on Schedule TO and related exhibits, including the Offer to Purchase, and this solicitation/recommendation statement on Schedule 14D-9, as well as in Alexza’s, Parent’s or Purchaser’s other public filings.

Confidentiality Agreement

On May 9, 2016, Alexza and Parent entered into a Confidentiality Agreement (the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, Parent and Alexza agreed that, subject to certain exceptions, neither of the parties nor their representatives would disclose any of the other party’s Confidential Information (as defined in the Confidentiality Agreement) or make use of any of the other party’s Confidential Information except for the specific purpose of considering, evaluating, negotiating and consummating the Transactions.

This summary and description of the Confidentiality Agreement is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(30) hereto and incorporated herein by reference.

License Agreement and Stock Purchase Agreements

On October 5, 2011, Alexza and Parent entered into that certain Collaboration, License and Supply Agreement (the “Parent License”) as amended March 5, 2012 (the “First Amendment”), November 6, 2013, October 24, 2014 (the “Third Amendment”) and June 16, 2015. Pursuant to the Parent License, Alexza granted Parent an exclusive license to commercialize ADASUVE, Alexza’s only approved product, in Europe, Latin America, the Commonwealth of Independent States countries, the Middle East and North Africa countries, Korea, Philippines and Thailand (the “Parent Territories”). Under the terms of the Parent License, Alexza received an upfront cash payment of $10 million. The Parent License provided for additional milestone payments, contingent on approval of the EU Marketing Authorization Application, certain individual country commercial sales initiations and royalty payments based on cumulative net sales targets in the Ferrer Territories.

Under the terms of the First Amendment, Parent and Alexza agreed to eliminate certain future potential milestone payments under the Parent License effective upon the purchase of 241,935 shares (as adjusted to reflect a subsequent reverse 10:1 stock split) of Alexza’s common stock at a purchase price of $12.40 per share (as adjusted to reflect a subsequent reverse 10:1 stock split). Parent purchased the shares of Alexza’s common stock pursuant to the terms of that certain Stock Purchase Agreement between Alexza and Parent dated March 15, 2012 (the “First Purchase Agreement”).

Under the terms of the Third Amendment, Parent and Alexza agreed to eliminate certain future potential milestone payments under the Parent License effective upon the purchase of 2,000,000 shares of Alexza’s common stock by Parent in a private placement at a purchase price of $4.00 per share. Parent purchased the shares of Alexza’s common stock pursuant to the terms of that certain Stock Purchase Agreement between Alexza and Parent dated October 27, 2014 (the “Second Purchase Agreement,” and together with the First Stock Purchase Agreement, the “Purchase Agreements”). After such purchase, Parent held 2,241,935 shares of the Alexza’s common stock, making Parent the beneficial owner of over 5% of Alexza’s capital stock.

This summary and description of the Parent License and Purchase Agreements is qualified in its entirety by reference to the Parent License and all amendments thereto and the Purchase Agreements, which are filed as Exhibits (e)(31) through (e)(37) hereto and incorporated herein by reference.

Promissory Note and Stock Issuance

On September 28, 2015, Alexza issued a promissory note to Parent in the maximum principal amount of $5 million (the “Parent Note”). The terms of the Parent Note provided that (i) Parent would loan Alexza up to

$5 million in tranches, (ii) all outstanding principal and accrued interest under the Parent Note would become due and payable upon Parent’s demand on May 31, 2016, (iii) Alexza could prepay the Parent Note at any time without premium or penalty, (iv) Alexza would issue 125,000 shares of its common stock to Parent as partial consideration for the loan, and (v) interest accrues on the outstanding principal at the rate of 6% per annum, compounded monthly, through May 31, 2016. The common stock was issued to Parent pursuant to a stock issuance agreement and was not registered at the time of issuance under the Securities Act of 1933, as amended. The initial tranche of $3 million was received by Alexza on September 28, 2015. A second tranche of $1 million was received by Alexza on March 21, 2016. A third tranche of $1 million was received by Alexza on April 15, 2016.

On May 9, 2016, Alexza and Parent amended and restated the Parent Note (the “Restated Note”) in order to, among other things, (i) increase the maximum principal amount of the Restated Note to $6.3 million, (ii) extend the maturity date of the Restated Note to September 30, 2016 and (iii) provide for certain events of default under the Restated Note in connection with the Merger. As of May 10, 2016, the outstanding principal amount of the Restated Note was $6.3 million.

This summary of the Restated Note does not purport to be complete and is qualified in its entirety by reference to the Restated Note, which is filed as Exhibit (e)(22) hereto and incorporated herein by reference.

For a description of Shares being tendered in connection with the Offer by directors and executive officers, please see the “Outstanding Shares Held By Directors and Executive Officers” section in Item 3(a), above.

Item 4.	The Solicitation or Recommendation.

Recommendation

On May 9, 2016, the Alexza Board unanimously (i) approved and declared the advisability of the Merger Agreement and the Transactions, (ii) declared that it is in the best interest of Alexza and its stockholders (other than Parent and its subsidiaries), that Alexza enter into the Merger Agreement and consummate the Transactions and that Alexza’s stockholders tender their Shares pursuant to the Offer, in each case on the terms and subject to the conditions set forth in the Merger Agreement, (iii) declared that the terms of the Offer and the Merger are fair to Alexza and its stockholders (other than Parent and its subsidiaries), (iv) declared the advisability of and approved the CVR Agreement and (v) recommended that Alexza’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

Accordingly, and for other reasons described in further detail below, the Alexza Board unanimously recommends that holders of the Shares accept the Offer and tender their Shares pursuant to the Offer.

Background and Reasons for the Recommendation

Background of the Offer

ADASUVE is Alexza’s first commercial product. ADASUVE is approved for marketing in 42 countries and has been submitted for approval in seven additional countries. ADASUVE has been launched and is currently available in 21 countries. As further described below, ADASUVE is not currently marketed in the United States, as Alexza’s commercial partner, Teva Pharmaceuticals USA, Inc. (“Teva”), ceased promotion of ADASUVE in the United States and returned commercial rights in the United States to Alexza. Parent is Alexza’s commercial partner for ADASUVE in the Ferrer Territories.

The Alexza Board, the Alexza senior management team and various outside advisors regularly review partnering and other strategic opportunities in order to advance the development of ADASUVE outside of the currently partnered territories and the development of Alexza’s earlier stage pipeline assets.

On October 5, 2011, Parent and Alexza entered into the Parent License with respect to the commercialization of ADASUVE in European, Latin American and Commonwealth of Independent States countries. Parent and Alexza entered into a non-disclosure agreement in conjunction with these negotiations.

On March 5, 2012, Parent and Alexza executed the First Amendment, which provided for, among other things, the agreement to eliminate a future potential milestone payment in exchange for Parent’s purchase of $3.0 million of Alexza’s common stock.

On November 6, 2013, Parent and Alexza executed a Second Amendment to the Parent License relating to defining Parent’s territory under the agreement.

On October 24, 2014, Parent and Alexza executed the Third Amendment, which provided for, among other things, the agreement to eliminate certain future potential milestone payments in exchange for Parent’s purchase of $8.0 million of Alexza’s common stock. On November 3, 2014, Parent filed with the SEC a Schedule 13G reporting increased ownership in Alexza due to this purchase of Alexza’s common stock.

On November 24, 2014, a representative of Alexza held an in-person meeting with Party A, a Japanese pharmaceutical company with market capitalization of less than $100 million, in Tokyo, Japan to discuss the Staccato technology and potential for licensing ADASUVE rights for Japan.

On June 16, 2015, Parent and Alexza executed a Fourth Amendment to the Parent License, relating to certain regulatory and clinical obligations, milestone payment elimination, technology rights and expanded territory rights for ADASUVE being granted to Parent. In conjunction with this amendment, Alexza granted Parent rights to market ADASUVE in additional territories, including the Middle East and North Africa, and an option to acquire ADASUVE manufacturing rights for Parents’ territories and certain possible additional territories (the “Manufacturing Option”).

On August 18, 2015, Alexza retained Guggenheim Securities, LLC (“Guggenheim Securities”) to assist it in exploring strategic options to enhance stockholder value, including a possible sale or disposition of one or more corporate assets, a strategic business combination, partnership or other transaction.

On August 24, 2015, Party A expressed interest in potentially licensing rights to develop and commercialize AZ-003 in Japan.

From August 21 to August 31, 2015 representatives of Alexza had conversations with Party B, a privately held pharmaceutical company, with respect to Party’s B potential interest in engaging in a strategic transaction with Alexza.

On August 31, 2015, Party B submitted a written indication of interest to engage in a stock-for-stock reverse merger with Alexza in which Party B’s stockholders would receive 60-65% of the pro forma outstanding shares in the combined entity. Party B’s indication of interest also contemplated a concurrent or subsequent equity financing, details of which were unclear.

On September 1, 2015, Guggenheim Securities provided the Alexza Board with an update on the outreach process, through which 43 parties had been contacted, and also provided a brief overview of Party B.

On September 12, 2015, Alexza’s representatives conducted a telephonic meeting with Party C, a stockholder of Alexza, to inform it that Alexza was engaged in a process to evaluate strategic alternatives.

On September 28, 2015, Alexza issued Parent the Parent Note, which had with a maximum principal amount of $5.0 million (the “Parent Promissory Note”). Three million dollars were drawn immediately, $1.0 million was drawn on March 21, 2016 and $1.0 million was drawn on April 15, 2016. In conjunction with the issuance of the Parent Note, Alexza also issued to Parent 125,000 shares of Alexza’s common stock.

On September 28, 2015, Alexza issued a press release announcing that it had retained Guggenheim Securities to assist in exploring strategic options to enhance stockholder value.

On September 29, 2015, Party B submitted a revised written indication of interest to engage in a stock-for-stock merger with Alexza in which Party B’s stockholders would receive 65% of the pro forma fully-diluted outstanding shares in the combined entity. Party B’s revised indication of interest also contemplated a financing that would be required to close simultaneously with the merger and an additional concurrent or subsequent equity financing. Party B did not provide specific details regarding the potential financing.

On October 6, 2015, the Alexza Board held an in-person meeting in which representatives of Party B participated to discuss a potential strategic transaction with Alexza. In a separate session of the meeting in which Party B did not participate, Guggenheim Securities presented to the Alexza Board and provided an update on the outreach process. As of the date of the meeting, a total of 57 parties had been contacted regarding a potential transaction, and Party B was the only party that had submitted an indication of interest. Guggenheim Securities and the Alexza Board discussed Party B’s indication of interest and, in particular, discussed the ability of Party B to obtain financing.

On October 6, 2015 and October 7, 2015, additional conversations between representatives of Party B and Alexza ensued, but negotiations terminated on October 7, 2015 due to the fact that Party B was unable to identify sufficient financing to fund the combined entity after the proposed transaction.

On October 6, 2015, Alexza received a letter from Party C expressing concern that Alexza was solely prioritizing a sale of Alexza and in response to such letter, representatives of Alexza and Guggenheim Securities suggested to Party C that it submit a proposal to fund Alexza’s operations or to acquire desired assets. Party C did not provide any such written proposal.

On October 8, 2015, representatives of Alexza held an in-person meeting with representatives of Party A in Mountain View, California to continue discussions of a possible licensing arrangement for rights of AZ-003.

On October 14, 2015, Alexza and Parent issued a joint press release regarding commercial activities related to ADASUVE in the European Union and Latin America.

On October 26, 2015, the Alexza Board met in-person at Alexza’s headquarters with representatives of Party C to discuss strategic options for Alexza.

On October 23, 2015, Teva informed Alexza that it ceased promotion of ADASUVE in the United States and planned to return such rights to Alexza.

On October 30, 2015, Alexza publicly announced its intention to reacquire U.S. commercial rights for ADASUVE from Teva. Following this announcement, at the direction of the Alexza Board, Guggenheim Securities initiated outreach efforts to several new potential counterparties, and also contacted again several counterparties that had previously declined to participate in the process.

On November 4, 2015, Guggenheim Securities provided Alexza with an update on the outreach process. The number of parties contacted by Guggenheim Securities regarding a potential transaction had increased to 75 and no additional indications of interest had been received.

On November 5, 2015, Alexza issued its earnings release for the third quarter ended September 30, 2015 and also filed its Quarterly Report on Form 10-Q with the SEC.

On November 13, 2015, Guggenheim Securities provided Alexza with an update on the outreach process. The number of parties contacted by Guggenheim Securities regarding a potential transaction had increased to 76 and no additional indications of interest had been received.

On December 9, 2015, Guggenheim Securities provided Alexza with an update on the outreach process. The number of parties contacted by Guggenheim Securities regarding a potential transaction had increased to 79 and no additional indications of interest had been received.

From December 9 to December 10, 2015, representatives from Alexza held in-person due diligence meetings at Alexza’s headquarters in Mountain View, California with representatives of Party A regarding AZ-003 licensing in Japan and a potential strategic transaction.

On December 15, 2015, a representative from Party A communicated to Alexza its potential interest in a merger with Alexza.

Also on December 15, 2015, Parent’s representatives provided an update on its commercial activities to the Alexza Board. The parties also discussed the possibility of Parent exercising its Manufacturing Option under the Parent License.

On December 17, 2015, Party A informed Alexza that Party A had received approval from its board of directors to pursue a potential merger transaction with Alexza.

On December 22, 2015, Teva submitted a supplemental New Drug Application to the FDA, requesting modification of ADASUVE’s U.S. label and REMS requirements.

On January 5, 2016, Parent exercised the Manufacturing Option under the Parent License by written notice to Alexza. The deadline to enter into a definitive agreement with respect to such Manufacturing Option was March 1, 2016.

On January 15, 2016, Party A submitted a verbal indication of interest to acquire Alexza through a cash tender offer at a price per Share, representing a 30-50% premium to the trading price of Alexza’s common stock and additional unspecified CVRs. Later that day, Party A submitted a draft written indication of interest to acquire Alexza through a cash tender offer. The draft written indication of interest did not include specific confirmed details regarding the value of the upfront cash consideration component or the CVRs. In addition, Party A’s verbal and written draft indication of interest were contingent upon receipt of financing, which had not been secured at the time the offer was made. The Alexza Board held a telephonic meeting the same day to discuss the potential offer.

On January 16, 2016, Alexza’s management, at the direction of the Alexza Board, made a counterproposal to Party A and requested that further specification regarding the offer be provided by Party A.

On January 18, 2016, representatives of Alexza and Party A held an in-person meeting at Alexza’s headquarters at which the parties engaged in additional discussions regarding both AZ-003 and a potential strategic transaction.

On January 18, 2016, the Alexza Board also held an in-person meeting at Alexza’s headquarters to discuss the conversations regarding a strategic transaction.

On January 19, Party A submitted a written indication of interest to acquire Alexza through a cash tender offer for consideration comprised of an upfront cash payment at a price per Share of $0.60 plus additional potential CVRs, with a financing contingency (the “Party A Offer”).

From January 20 to January 25, 2016, representatives of Alexza and Guggenheim Securities engaged in additional discussions with representatives of Party A and its advisors regarding the Party A Offer.

From January 27 to January 29, 2016, Parent’s representatives held multiple in-person meetings with Alexza representatives at Alexza’s corporate headquarters and the parties discussed the option to acquire commercial manufacturing rights for ADASUVE and a potential strategic transaction.

On January 29, 2016, Alexza’s management informed the Alexza Board of Parent’s potential interest in pursuing a strategic transaction with Alexza, with additional updates provided by Alexza’s management to the Alexza Board on each of February 4, 2016, February 6, 2016, and February 16, 2016.

On January 29, 2016, the Alexza Board held a telephonic meeting to discuss the status of ongoing conversations regarding potential strategic transactions. Guggenheim Securities provided the Alexza Board with an update on the outreach process. The number of parties contacted by Guggenheim Securities regarding a potential transaction had increased to 83 and the only additional indication of interest had been provided by Party A. However, given Parent’s potential interest in pursuing a strategic transaction with Alexza, Guggenheim Securities and the Alexza Board discussed the potential of receiving an indication of interest from Parent.

On February 4, 2016, Alexza delivered to Party A a written counterproposal to the Party A Offer of January 19, 2016, proposing consideration comprised of an upfront cash payment at a price per Share of $1.07 plus additional potential CVRs. In addition to requesting additional value, Alexza’s counterproposal specifically requested that Party A provide Alexza with a preliminary financing offer letter prior to signing a term sheet or publicly announcing any proposed transaction.

On February 4, 2016, the Alexza Board held a telephonic meeting to discuss the strategic process and review potential transactions.

On February 5, 2016, Alexza received a written letter of intent from Parent (the “Parent LOI”) to acquire Alexza through a cash tender offer or merger for consideration comprised of an upfront cash payment at a price per Share of $0.80 plus a CVR with respect to three potential payments. The LOI also contemplated that any transaction would be subject to a full due diligence process, including meetings with management.

Also, on February 5, 2016, a financial advisor to Party A, on behalf of Party A, informed Guggenheim Securities that Party A could not accept the terms of Alexza’s February 4, 2016 counterproposal to the Party A Offer, in particular due to the fact that it was unable to obtain financing for the transaction.

On February 6, 2016, the Alexza Board held a telephonic meeting to discuss the strategic process and review potential transactions.

On February 7, 2016, Alexza provided a written counterproposal to the Parent LOI, proposing consideration comprised of upfront cash at a price per Share of $1.20 and a CVR with respect to four potential payments.

On February 9, 2016, Party A indicated in writing that it could not reach an agreement with Alexza on the terms of a strategic transaction because Party A was unable to obtain financing to support the proposed strategic transaction and preferred to continue solely with negotiations regarding a potential global license of AZ-003.

From February 9 to February 10, 2016, representatives of Alexza and Guggenheim Securities held in-person meetings with Parent’s representatives in Barcelona, Spain regarding the terms of the Parent LOI.

On February 15, 2016, Alexza received from Parent a revised, written letter of intent to acquire Alexza through a tender offer or merger for consideration comprised of upfront cash at a price per Share of $1.04 and one CVR in respect of four potential payments.

On February 16, 2016, the Alexza Board held an in-person meeting at Alexza’s headquarters to discuss, among other topics, the revised Parent LOI and other potential alternatives. At the time of the meeting, the number of parties contacted by Guggenheim Securities regarding a potential transaction was 83, but Guggenheim Securities did not expect to receive any additional proposals. The Alexza Board authorized Alexza’s management to execute the Parent LOI.

On February 17, 2016, Alexza countersigned the Parent LOI. Parent notified Alexza it was commencing due diligence contemplated in the Parent LOI and that Parent had retained Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”) to assist with the proposed transaction. From such time through May 9, 2016, when the parties entered into the Merger Agreement, Alexza provided Parent access to certain due diligence materials and Parent conducted due diligence of Alexza and its business.

On February 22, 2016, financial advisor to Party A, on behalf of Party A, reiterated to Guggenheim Securities that Party A could not accept the terms of Alexza’s counterproposal to the Party A Offer.

On February 24, 2016, Alexza issued a press release announcing that it had reacquired U.S. commercial rights for ADASUVE from Teva.

On February 26, 2016, Parent informed Alexza that, due to the execution of the Parent LOI, it was amending its Schedule 13G filing to a Schedule 13D. Parent requested from the SEC confidential treatment of the commercial terms of the contemplated transaction documented in the Parent LOI, and a redacted version of the Parent LOI was filed with as an exhibit to the Schedule 13D at the time. Alexza issued a press release announcing the Parent LOI and also filed with the SEC a Current Report on Form 8-K. Following Parent’s Schedule 13D filing, the trading price and trading volume of the Alexza’s common stock increased, which dramatically increased Alexza’s 20-day trailing volatility to over 300% from a previous range of approximately 110-130%.

On February 26, 2016, Alexza and Parent also entered into an amendment to Parent’s option to acquire the commercial manufacturing rights for ADASUVE, which extended the deadline to enter into a definitive agreement with respect to the Manufacturing Option from March 1, 2016 to April 1, 2016.

On March 4, 2016, Parent’s Board of Directors met and reviewed the findings of the first phase of Parent’s due diligence of Alexza. At the meeting it approved going forward with the second phase of due diligence and determined that an acquisition of Alexza would only be of interest to Parent if the terms of the notes in the aggregate principal amount of $45,000,000 issued by Alexza’s subsidiary Atlas U.S. Royalty, LLC (“Atlas” and such notes, the “Atlas Notes”) were modified. On March 4, 2016, a representative from Parent communicated to Alexza that it was progressing into additional due diligence given that it had successfully completed initial diligence focused on certain matters. In addition, Parent representatives notified Alexza that due diligence had identified the necessity to modify the Atlas Notes.

On March 8, 2016, the Alexza Board held a telephonic meeting to discuss the strategic process and review potential transactions.

On March 11, 2016, a representative from Parent visited Alexza’s corporate headquarters to conduct employee meetings with various departments and management, outlining Parent’s long-term vision and strategy.

Also on March 11, 2016, Alexza provided Party A with a counterproposal relating to global licensing of AZ-003.

On March 12, 2016, in response to Alexza’s March 11 counterproposal, Party A responded to Alexza via email with a preliminary counterproposal for the global licensing of AZ-003.

From March 14 to March 17, 2016, representatives of Parent and Alexza met in Madrid and Barcelona, Spain continuing diligence and discussions regarding the material terms and structure of the potential transaction, including Parent’s need for further information on Alexza’s warrants and stock options to determine their impact on the transaction, and the approach to the holders of the Atlas Notes (the “Noteholders”). During these discussions, Parent’s representatives notified Alexa of Parent’s intention to deduct the fees of Guggenheim from the transaction consideration.

On March 17, 2016, Party A presented to Alexza a written proposal for a licensing arrangement for AZ-003.

On March 18, 2016, Party D, a privately held pharmaceutical company, submitted a proposal and term sheet to acquire North American product rights to ADASUVE. This offer was considered by the Alexza Board, but it was not pursued because the Alexza Board believed it did not provide Alexza with sufficient capital to continue to operate as a standalone company.

Also, on March 18, 2016, Alexza made a counterproposal to Party A’s March 17 licensing proposal for AZ-003. Alexza did not receive a response from Party A.

On March 20, 2016, the Alexza Board held a telephonic meeting to discuss the strategic process and review potential transactions.

On March 21, 2016, Alexza and Parent entered into an amendment to the Parent Promissory Note reflecting the draw-down of an additional $1.0 million by Alexza under the Parent Promissory Note.

On March 24, 2016, Party A requested a meeting with Alexza’s management to discuss potential alternative options for a strategic transaction between Party A and Alexza. Alexza declined to participate in such a meeting due to the fact that Alexza had entered into the revised Parent LOI which had substantially better terms than all proposals made by Party A, due to concerns about Party A’s ability to finance any transaction, Party A’s lack of response to Alexza’s proposals related to a strategic transaction or AZ-003 partnering and concerns about disrupting completion of the transaction contemplated by the Parent LOI.

On March 28, 2016, Alexza issued its 2015 earnings release and also filed with the SEC its Annual Report on Form 10-K for the fiscal year ended December 31, 2015. Alexza’s earnings release also included the announcement of Teva’s December 22, 2015 submission of a supplemental New Drug Application to the FDA requesting modification of ADASUVE’s U.S. label and REMS requirements.

On March 29, 2016, Parent’s representatives communicated to Alexza’s representatives its desire to maintain a constant transaction value at the level implied by 20-day trailing volatility equal to approximately 120% and an upfront cash consideration component at a price per Share of $1.04. The volatility of trading price of Alexza’s common stock increased following Parent’s Schedule 13D filing and Alexza’s 20-day trailing volatility had reached a peak of 327% on March 24, 2016. Given this increase, the Black-Scholes value of Alexza’s out-of-the-money warrants increased to approximately $3.7 million from approximately $400,000. Consequently, Parent indicated its intent to decrease the upfront cash consideration component based on the final cost of the cash payment to be made to the holders of Alexza’s outstanding warrants in connection with the Transactions. The specific per share price was to be determined at a later date. Parent reiterated its intent that the upfront cash consideration be decreased during a telephone conference with Alexza on April 22, 2016 and the specific price per share was eventually communicated by Parent to Alexza during a telephone conference on May 4, 2016.

Also, on March 29, 2016, representatives of Parent and Alexza held an initial conference call with representatives of the Noteholders, in which, among other things, a partial cancellation of the Atlas Notes was discussed. On March 29 and 30, 2016, Parent entered into non-disclosure agreements with certain Noteholders. Discussions among Alexza, Parent and the Noteholders regarding modification of the Atlas Notes continued from such date until May 8, 2016.

On March 31, 2016, Alexza and Parent entered into an amendment to Parent’s option to acquire the commercial manufacturing rights for ADASUVE, which extended the exercise date from April 1, 2016 to June 30, 2016.

On March 31, 2016, representatives of Alexza and Parent held a telephonic meeting to discuss the decrease in the upfront cash consideration component given the impact of Alexza’s volatility on the Black-Scholes value of Alexza’s out-of-the-money warrants.

On March 31, 2016, Cooley LLP, outside legal counsel to Alexza (“Cooley”) received an initial draft of the proposed Merger Agreement from Skadden, on behalf of Parent. The initial draft of the Merger Agreement contemplated that the stockholders of Alexza would approve a merger between Alexza and Purchaser at a special meeting of Alexza’s stockholders without any tender offer component. Pursuant to the terms of the initial draft of the Merger Agreement each of Alexza’s stockholder would receive consideration comprised of an upfront cash payment at a price per Share of $1.04, plus one CVR for each Share (which proposal was marked as subject to negotiation). The CVR would entitle the holder to up to four milestone payments under the CVR Agreement. The initial draft of the Merger Agreement also provided for an unspecified termination fee payable following the occurrence of certain termination events.

On April 1, 2016, the Alexza Board held a telephonic meeting to discuss the strategic process and review potential transactions.

On April 4, 2016, representatives of Parent and Alexza held a conference call in which it was agreed in concept that the $1.04 consideration payable to stockholders in the LOI should be adjusted to take into account the impact of the amounts payable under the warrants in a transaction. However, the parties did not agree at that time as to a specific amount of such adjustment. Also on April 4, 2016, Skadden and Cooley held a telephone conference to discuss matters related to the Transactions.

On April 6, 2016, a representative from Parent visited Alexza’s corporate headquarters to continue discussions regarding the potential transaction between the parties.

On April 7, 2016, Cooley held a telephone conference with Skadden to negotiate the Merger Agreement. Cooley subsequently submitted a revised draft of the Merger Agreement to Skadden, which included a request that Parent’s acquisition of Alexza be through a tender offer followed by a short-form merger.

From April 10 to April 11, 2016, an Alexza representative visited Parent in Barcelona, Spain to discuss topics related to a potential strategic transaction between the parties.

On April 12, 2016, Cooley distributed to Skadden an initial draft of the disclosure letter to the Merger Agreement.

Also on April 12, 2016, the Noteholders agreed in principle, subject to the acquisition of Alexza by Parent and negotiation of definitive agreements, to the cancellation of the Atlas Notes and to Atlas granting to the Noteholders contractual rights to receive payments from Atlas upon the receipt of certain payments and achievement of certain milestones in respect of the commercialization of ADASUVE within the Unites States (the “Participation Interests”).

On April 14, 2016, Skadden distributed to Cooley a revised draft of the Merger Agreement, which contemplated a tender offer for Alexza’s outstanding common stock by Purchaser in which each stockholder who tendered its Shares would receive an upfront cash payment per Share (in an amount to be determined), plus one CVR. The Merger Agreement provided that the upfront cash consideration component was to be reduced from $1.04 per Share based on the estimated payments that would be owed to the holders of Alexza’s outstanding out-of-the-money warrants in connection with the Transactions.

On April 15, 2016, Skadden distributed to Cooley an initial draft of the proposed CVR agreement.

Also, on April 15, 2016, Alexza publicly announced that it had amended the Parent Promissory Note and borrowed an additional $1.0 million, bringing the total balance of outstanding debt with Parent to $5.0 million.

On April 19, 2016, the Alexza Board held a regularly scheduled in-person meeting at Alexza’s headquarters at which, among other items, the Alexza Board discussed the strategic transaction process and reviewed potential options.

On April 20, 2016, Cooley and Skadden held a telephone conference to discuss the terms of the proposed Merger Agreement submitted by Skadden on April 14, 2016. During this telephone conference, Cooley proposed an amount of $1.0 million for the termination fee, which was subsequently accepted by Parent.

On April 21, 2016, Cooley distributed to Skadden a revised draft of the Merger Agreement, followed by a revised draft of the CVR Agreement on April 22, 2016.

On April 23, 2016, Skadden provided initial drafts to the Noteholders of draft agreements relating to the modification of the Atlas Notes, including the Second Forbearance Agreement, the Participation Agreements and the Amendment Documents (each, as defined below).

From April 23, 2016 until May 8, 2016, Parent, Alexza, Atlas and the Noteholders negotiated a forbearance and waiver agreement (the “Second Forbearance Agreement”) under which Noteholders agreed to the cancellation of the Atlas Notes and the satisfaction and discharge of the indenture under which the Atlas Notes were issued on the date that the tender offer is consummated. Under the Second Forbearance Agreement, the Noteholders also agreed to forbear from exercising all rights and remedies under the indenture and the other documentation relating to the Atlas Notes and Atlas through the earlier of November 9, 2016 (subject to extension under certain circumstances) and the termination of the Merger Agreement. The Second Forbearance Agreement also provides for the release of certain claims by the Noteholders and others.

On April 25, 2016, representatives of Alexza requested to Parent that the principal amount of the Parent Promissory Note be increased by $3 million to $8 million, and sent Parent the draft of an amended and restated Parent Promissory Note.

From April 25 to April 27, 2016, Skadden and Cooley exchanged multiple drafts of the disclosure letter to the Merger Agreement. During this time period, representatives of Alexza and Parent, as well as Skadden and Cooley held multiple telephone conference regarding the terms of the CVR Agreement.

On April 27, 2016, Skadden distributed to Cooley a revised draft of the Merger Agreement and the CVR Agreement.

On April 28, 2016, Parent informed Alexza that the SEC had denied confidential treatment of the Parent LOI, which required Parent to disclose an unredacted version publicly by filing it with the SEC.

From April 28 to April 29, 2016, representatives of Alexza and Parent, as well as Skadden and Cooley, held multiple telephone conferences to discuss the terms of the proposed Merger Agreement and CVR Agreement.

On April 29, 2016, Parent filed with the SEC a revised Schedule 13D that included a unredacted copy of the Parent LOI. Later in the day, Cooley distributed to Skadden a revised draft of the Merger Agreement.

From April 29, 2016 until May 9, 2016, Parent, Alexza, Atlas and the Noteholders also negotiated participation agreements (the “Participation Agreements”) under which Atlas agreed to grant to the Noteholders the Participation Interests. In addition, Parent, Alexza, Atlas and the Noteholders negotiated amendments to Atlas’s limited liability company agreement and certain other documents related to the Atlas Notes (the “Amendment Documents”).

On April 30, 2016, Cooley distributed to Skadden a revised draft of the CVR Agreement.

On May 3, 2016, Skadden distributed to Cooley a revised draft of the Merger Agreement and the disclosure letter to the Merger Agreement. Cooley also held a telephonic meeting with Skadden to negotiate the Merger Agreement.

On May 4, 2016, Parent proposed to Alexza a price per Share of $0.89 for the upfront cash consideration component, reflecting payments to warrant holders as well as the increase in the number of Shares since the terms of the Parent LOI were negotiated. Later that day, Skadden and Cooley exchanged multiple drafts of the Merger Agreement and disclosure letter to the Merger Agreement. Among the drafts of the Merger Agreement exchanged, Skadden distributed a draft pursuant to which the stockholder of each tendered Share would receive an upfront cash payment at a price per Share of $0.89, plus one CVR. On the same day, Alexza submitted a counter-proposal to Parent, proposing an upfront cash payment per Share of $0.92 and proposing that no further deductions be made from payments under the CVR Agreement.

Also on May 4, 2016, representatives of Parent notified Alexza of its intention to only increase the principal amount of the Parent Promissory Note by $1.3 million, as opposed to the $3 million requested by Alexza.

From May 4 to May 5, 2016, Skadden and Cooley also exchanged multiple drafts of the CVR Agreement. Among the drafts exchanged, Skadden proposed that payments made on the CVRs would be calculated on an aggregate basis, and that the excess of payments under the Merger Agreement over $22,620,639.60 be deducted from CVR payments (in addition to the deduction of the fees and expenses of, and potential indemnification payments to, Guggenheim). Also, representatives of Parent agreed to limit the deduction of payments to Guggenheim from the first potential payment under the CVRs to 25% of the aggregate Guggenheim payments, with the remainder to be conducted from the second potential payment under the CVRs.

On May 5, 2016, Alexza and Parent agreed in principle to a price per Share of $0.90 for the upfront cash consideration component, subject to resolution of the remaining issues in the Merger Agreement and CVR Agreement. Parent also agreed in concept to turn the proposed one-way deduction from CVR payments of payments under the Merger Agreement in excess of $22,620,639.60 into a two-way adjustment in which such payments would be increased if the cash consideration payable under the Merger Agreement fell short of $22,620,639.60.

On May 5, 2016, the Alexza Board held an in-person meeting at Alexza’s headquarters to review the proposed Merger Agreement and CVR Agreement with Parent and Guggenheim Securities presented to the Alexza Board a draft fairness opinion regarding the potential transaction. At this meeting, the Alexza Board also reviewed a draft of the amendment to the Parent Promissory Note and authorized management to proceed with executing the amendment.

On May 5, 2016, Skadden and Cooley also held a telephone conference to discuss the terms of the proposed Merger Agreement. Later that day, Skadden distributed to Cooley a revised draft of the Merger Agreement and CVR Agreement. Pursuant to the revised draft of the Merger Agreement, the stockholder of each tendered Share would receive an upfront cash payment at a price per Share of $0.90, plus one CVR.

On May 6, 2016, Skadden and Cooley exchanged drafts of the CVR Agreement and held multiple telephone conferences to discuss the terms of the CVR Agreement. Representatives of Alexza and Parent also held multiple telephone conferences throughout the day to discuss the terms of the CVR Agreement. Later that day, Cooley also submitted to Skadden revised drafts of the Merger Agreement and disclosure letter to the Merger Agreement.

On May 7, 2016, Skadden distributed to Cooley a revised draft of the Merger Agreement and the CVR Agreement.

On May 8, 2016, the parties finalized the terms of the CVR Agreement.

On May 9, 2016, the parties finalized the terms of the Merger Agreement and the disclosure letter to the Merger Agreement.

On May 9, 2016, after the markets closed, the Alexza Board held a telephonic meeting to review the Merger Agreement and CVR Agreement. Cooley and Guggenheim Securities were also in attendance at this meeting. Guggenheim Securities provided an overview of the final fairness opinion regarding the potential transaction with Parent. Guggenheim then delivered its oral opinion, which subsequently was confirmed in writing, to the effect that, as of May 9, 2016 and based on the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken, the Offer Price was fair, from a financial point of view, to the holders of Shares, excluding Parent, Purchaser and their respective affiliates. During the meeting, Cooley provided an overview of the material terms of the Merger Agreement and CVR Agreement. Cooley also referenced a presentation regarding fiduciary duties that had been provided to the Alexza Board in advance of the meeting and offered the directors an opportunity to ask questions. At this meeting, the Alexza Board unanimously (i) approved and declared the advisability of the Merger Agreement and the Transactions, (ii) agreed that the Merger Agreement would be subject to Section 251(h) of the DGCL, (iii) declared that it is in the best interest of Alexza and its stockholders (other than Parent and its subsidiaries), that Alexza enter into the Merger Agreement and consummate the Transactions and that Alexza’s stockholders tender their Shares pursuant to the Offer, in each case on the terms and subject to the conditions set forth in the Merger Agreement, (iv) declared that the terms of the Offer and the Merger are fair to Alexza and its stockholders (other than Parent and its subsidiaries), (v) declared the advisability of and approved the CVR Agreement and (vi) recommended that Alexza’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

On May 9, 2016, immediately following the meeting of the Alexza Board, the audit and ethics committee of the Alexza Board (the “Audit Committee”) held a telephonic meeting to review the Merger Agreement and CVR Agreement in accordance with Alexza’s policies. At this meeting, the Audit Committee unanimously (i) declared the Merger Agreement and the Transactions substantially fair to Alexza and its stockholders, (ii) adopted and approved the Merger Agreement and the Transactions in all respects and (iii) approved the amendment to the Restated Note. Also on May 9, 2016, the Boards of Directors of Parent and Merger Sub declared advisable and approved the Transactions.

Later in the day on May 9, 2016, Alexza and Parent executed the Merger Agreement. They also entered into the Restated Note, pursuant to which the principal amount was increased by $1.3 million, which Alexza immediately drew down.

Alexza, Atlas, certain Note and warrant holders and Ferrer Pharma Inc., a wholly owned subsidiary of Parent, entered into the Second Forbearance Agreement. In addition the Participation Agreements and the Amendment Documents were executed by the applicable parties.

On May 10, 2016, Alexza and Parent issued a joint press release announcing the execution of the Merger Agreement. A copy of the press release has been filed as Exhibit (a)(5)(B) and is incorporated herein by reference.

Reasons for the Alexza Board’s Recommendation

The Alexza Board carefully considered numerous reasons, including the following, each of which is supportive of its decision to approve the Merger Agreement and the Transactions and recommend the Transactions to Alexza’s stockholders:

•	the Offer includes an upfront Cash Consideration component providing certainty, immediate value and liquidity to Alexza’s stockholders;

•

the fact that the Offer Price includes (i) the Cash Consideration represents a 40% premium to the pre share closing price of Alexza’s common stock of $0.64 on April 29, 2016, the last full trading day before the Parent LOI was filed with the SEC in unredacted form (as further described in Item 4—“The Solicitation or Recommendation—Background and Reasons for Recommendation—Background of the

Offer”), and a 67% premium to the per share closing price of Alexza’s common stock of $0.54 on May 9, 2016, the last full trading day before the Transactions were approved by the Alexza Board and (ii) the CVR;

•	the belief of the Alexza Board that the milestones in the CVR Agreement are reasonably achievable;

•	the belief of the Alexza Board, after a thorough review of strategic alternatives and discussions with Alexza management and its advisors, that the Offer Price is more favorable to Alexza’s stockholders than the potential value that might have resulted from other strategic opportunities potentially available to Alexza, including remaining a standalone company;

•	absent a strategic transaction, Alexza would need to discontinue operations and either liquidate or seek protection under U.S. bankruptcy laws;

•	the belief of the Alexza Board that a liquidation of Alexza would result in its stockholders receiving a recovery that is materially less than the consideration being offered by Parent;

•	the belief of the Alexza Board that as a result of arm’s length negotiations with Parent, Alexza and its representatives had negotiated the highest price per Share that Parent was willing to pay for Alexza;

•	the expectation that, as a standalone company, Alexza’s liquidity resources would likely be immediately depleted and, in such event, Alexza would thereafter be unable to continue conducting its operations without additional funding;

•	the fact that Alexza, through its wholly owned subsidiary, Atlas U.S. Royalty, LLC (“Atlas”), has defaulted on $2.8 million in interest payments under Atlas’ $45 million, 12.25% senior secured notes (the “Atlas Notes”) for failing to pay interest in the fourth quarter of 2015 and that Alexza and Atlas entered into a forbearance agreement with such noteholders in January 2016 in connection with such default;

•	the fact that Alexza’s recurring operating losses and recent and prospective negative free cash flow generation raise substantial uncertainties, as noted by Alexza’s independent auditors, as to Alexza’s ability to continue funding its near-term operations and potential longer-term business plan, to meet its obligations as they become due and to continue as a going concern;

•	the termination of Alexza’s marketing arrangement with Teva Pharmaceuticals USA, Inc. in the United States for its sole product in October 2015, ADASUVE and the fact that no actionable offers have been received as a result of a solicitation process to locate a new marketing partner;

•	the fact that prior to termination of the marketing arrangement with Teva Pharmaceuticals USA, Inc., Alexza was unable to generate free cash flow, and if Alexza were to obtain a new marketing arrangement in the United States for ADASUVE, Alexza does not expect that it would result in generation of positive free cash flow in the foreseeable future;

•	the fact that Alexza has $20 million outstanding on an existing promissory note from Teva Pharmaceuticals USA, Inc. and Alexza cannot be sure when, or if, it would be able to repay this indebtedness without a substantial increase in cash flows;

•	the fact that in addition to an existing promissory note from Parent, Alexza would require a new loan in order to fund its operations until such time as the Transactions close;

•	other than the loans from Parent discussed above, Alexza’s existing investors have not indicated a willingness to invest any additional capital to fund Alexza’s prospective negative free cash flow and Alexza had been unable to identify alternative sources of financing;

•	the fact that Alexza faces delisting from The Nasdaq Capital Market due to the small size of its equity capitalization and the low trading price of its shares;

•	the belief of the Alexza Board that the terms of the Merger Agreement include the most favorable terms to Alexza in the aggregate to which Parent was willing to agree;

•	the belief of the Alexza Board that Alexza had engaged in a reasonable process to obtain the best available value for Alexza’s stockholders and created an opportunity for other potentially interested parties to negotiate a transaction with Alexza if such parties were interested in a strategic transaction;

•	the financial analyses reviewed and discussed with the Alexza Board (based on information provided to Guggenheim Securities) by representatives of Guggenheim Securities on May 9, 2016 and the oral opinion of Guggenheim delivered to the Alexza Board, which was confirmed by delivery of a written opinion dated May 9, 2016, to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Guggenheim Securities in preparing the opinion, the consideration to be paid to Alexza’s stockholders (other than Parent and its subsidiaries) in the Transactions was fair, from a financial point of view, to such stockholders (see below under “—Opinion of Financial Advisor”). The full text of the written opinion of Guggenheim, dated May 9, 2016, which sets forth, among other items, the assumptions made, procedures followed, matters considered and the limitations on the review undertaken in rendering the opinion, has been included as Annex A to this Schedule 14D-9;

•	the fact that the Offer is structured as a tender offer, which can be completed, and the Cash Consideration and CVR Agreement can be delivered to Alexza’s stockholders on a prompt basis, reducing the period of uncertainty during the pendency of the Transactions on Alexza’s stockholders and Alexza’s employees, with a second-step merger to be completed shortly after the acceptance of the Offer in which stockholders who do not tender their Shares in the Offer will receive the same Cash Consideration and CVR payable for the Shares in the Offer;

•	the belief of the Alexza Board that the completion of the Transactions are unlikely to be delayed given that antitrust review is not required and there is potentially a relatively short timeframe before closing;

•	the Alexza Board and Alexza’s management familiarity with Parent due to the long-standing relationship and belief in Parent’s plan to continue with ADASUVE;

•	the terms of the Merger Agreement and the CVR Agreement, including the following related factors:

•	Parent’s ability to fund the Cash Consideration with cash;

•	the fact that Parent’s and Purchaser’s obligations under the Merger Agreement, including with respect to the Offer and the Merger, are not subject any financing conditions and that Parent and Purchaser make representations and warranties in the Merger Agreement about the sufficiency of their financial resources to purchase shares pursuant to the Offer and to consummate the Merger;

•	the nature of the conditions to Parent’s obligations to consummate the Offer and the other Transactions and the risk of non-satisfaction of such conditions;

•	the anticipated timing of the consummation of the Transactions;

•	the conclusion of the Alexza Board that the termination fee of $1 million, and the circumstances when such termination fee may be payable by Alexza, are reasonable in light of the benefit of the Transactions;

•	the ability of the Alexza Board under the Merger Agreement to withdraw or modify its recommendation that Alexza’s stockholders accept the Offer and tender their Shares in connection with a superior proposal and Alexza’s right to terminate the Merger Agreement in order to accept a superior proposal and enter into a definitive agreement with respect to such superior proposal, in both cases subject to payment of a termination fee, and the related ability for any other party to approach Alexza if such party is potentially interested in such transaction, subject to the terms and conditions of the Merger Agreement;

•	the availability of statutory appraisal rights to Alexza’s stockholders who do not tender their shares in the Offer and otherwise comply with all required procedures under the DGCL; and

•	the terms of the CVR Agreement, including Parent’s obligation to use commercially reasonable efforts to achieve the milestones and the audit rights of the holders under the CVR Agreement.

The Alexza Board also considered a variety of risks and other potentially negative factors of the Merger Agreement and the Transactions, including the following:

•	the fact that a portion of the consideration to be paid in the Offer and the Merger consists of CVRs and is subject to the achievement of certain milestones, and the possibility that such milestones may not be achieved;

•	the fact that Alexza’s stockholders will not participate in any potential future benefit from the commercialization of Alexza’s product candidates, other than up to $32.8 million (after deduction of an estimated $2.2 million payment to Guggenheim Securities for fees and expenses for services in connection with the Transactions and subject to certain further adjustment) if certain licensing payments and revenue milestones are achieved and subject to the terms and conditions of the CVR Agreement;

•	the effect of the announcement and pendency of the Merger Agreement and the Offer on its operations, employees, suppliers and its ability to retain employees;

•	the fact that Alexza’s executive officers and members of the Alexza Board may be deemed to have interests in the execution and delivery of the Merger Agreement and the Transactions, that may be different from or in addition to those of Alexza’s stockholders generally as explained above in “Item 3 Past Contacts, Transactions, Negotiations and Agreements”;

•	the fact that Parent and Purchaser may terminate the Merger Agreement in certain circumstances, including in the event that the number of Shares validly tendered in the Offer, when added to the Shares owned by Parent and its Subsidiaries, constitute less than 50% plus one of the outstanding Shares (including Shares issuable to holder of options or warrants from which Alexza received notices of exercise prior to the expiration of the Offer);

•	the fact that, if the Offer and the other Transactions are not consummated in a timely manner or at all:

•	Alexza will have incurred significant transaction and opportunity costs attempting to consummate the Transactions;

•	Alexza may have lost potential collaboration partners and employees after announcement of the Offer;

•	Alexza’s business may be subject to significant disruption as a result of the Transactions;

•	Alexza’s directors, officers and other employees will have expended considerable time and effort to consummate the Transactions;

•	the $1 million termination fee payable to Parent upon the occurrence of certain events, including the potential effect of such termination fee to deter other potential acquirers from publicly making a competing offer for Alexza that might be more advantageous to Alexza’s stockholders, and the impact of the termination fee on its ability to engage in certain other transactions for 12 months from the date of the Merger Agreement is terminated in certain circumstances; and

•	the restrictions in the Merger Agreement on the conduct of Alexza’s business prior to the consummation of the Merger, which may delay or prevent Alexza from undertaking business or other opportunities that may arise prior to the consummation of the Offer or the Merger.

The Alexza Board concluded that the risks, uncertainties, restrictions and potentially negative factors associated with the Offer and Merger were outweighed by the potential benefits of the Offer and Merger.

The foregoing discussion of the Alexza Board’s reasons for its recommendation to accept the Offer is not meant to be exhaustive, but addresses the material information and factors considered by the Alexza Board in connection with its recommendation. In view of the wide variety of factors considered by the Alexza Board in connection with the evaluation of the Offer and the complexity of these matters, the Alexza Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. Rather, the directors made their determinations and recommendations based on the totality of the information presented to them, and the judgments of individual members of the Alexza Board may have been influenced to a greater or lesser degree by different factors. In arriving at their respective recommendations, the members of the Alexza Board considered the interests of Alexza’s executive officers and directors as described under “Past Contacts, Transactions, Negotiations and Agreements” in Item 3 above.

Intent to Tender

To Alexza’s knowledge, after making reasonable inquiry, all of its executive officers and directors currently intend to tender, or cause to be tendered pursuant to the Offer, all Shares held of record by such persons as of immediately prior to the Expiration Time (other than Shares for which such holder does not have discretionary authority). The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Opinion of Financial Advisor

Overview

Pursuant to an engagement letter dated as of August 18, 2015, the Alexza Board retained Guggenheim Securities to act as its financial advisor with respect to potential strategic transactions. In selecting Guggenheim Securities as its financial advisor, the Alexza Board considered that, among other things, Guggenheim Securities is an internationally recognized investment banking, financial advisory and securities firm whose senior professionals have substantial experience advising companies in, among other industries, the biopharmaceutical industry. Guggenheim Securities, as part of its investment banking, financial advisory and capital markets businesses, is regularly engaged in the valuation and financial assessment of businesses and securities in connection with mergers and acquisitions, recapitalizations, spin-offs/split-offs, restructurings, securities offerings in both the private and public capital markets and valuations for corporate and other purposes.

At the May 9, 2016 meeting of the Alexza Board, Guggenheim Securities delivered its oral opinion, which subsequently was confirmed in writing, to the effect that, as of May 9, 2016 and based on the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken, the Merger Consideration was fair, from a financial point of view, to the holders of Alexza common stock, excluding Parent, Purchaser and their respective affiliates.

This description of Guggenheim Securities’ opinion is qualified in its entirety by the full text of the written opinion, which is attached as Annex A to this Schedule 14D-9 and which you should read carefully and in its entirety. Guggenheim Securities’ written opinion sets forth the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken by Guggenheim Securities. Guggenheim Securities’ written opinion, which was authorized for issuance by the Fairness Opinion and Valuation Committee of Guggenheim Securities, is necessarily based on economic, capital markets and other conditions, and the information made available to Guggenheim Securities, as of the date of such opinion. Guggenheim Securities has no responsibility for updating or revising its opinion based on facts, circumstances or events occurring after the date of the rendering of the opinion.

In reading the discussion of Guggenheim Securities’ opinion set forth below, you should be aware that such opinion: was provided to the Alexza Board (in its capacity as such) for its information and assistance in connection with its evaluation of the Merger Consideration;

•	did not constitute a recommendation to the Alexza Board with respect to the Transactions;

•	does not constitute advice or a recommendation to any holder of Alexza common stock as to whether to tender any such shares pursuant to the Offer;

•	did not address Alexza’s underlying business or financial decision to pursue the Transactions, the relative merits of the Transactions as compared to any alternative business or financial strategies that might exist for Alexza or the effects of any other transaction in which Alexza might engage;

•	addressed only the fairness, from a financial point of view, of the Merger Consideration to the holders of Alexza common stock, excluding Parent, Purchaser and their respective affiliates, of the Merger Consideration pursuant to the the Merger Agreement and the CVR Agreement;

•	expressed no view or opinion as to any other term or aspect of the Transactions, the Merger Agreement and the CVR Agreement or any other agreement, transaction document or instrument contemplated by the Merger Agreement and the CVR Agreement or to be entered into or amended in connection with the Transactions or the fairness, financial or otherwise, of the Transactions to, or of any consideration to be paid to or received by, the holders of any class of securities (other than the fairness, from a financial point of view, of the Merger Consideration to the holders of Alexza common stock, excluding Parent, Purchaser and their respective affiliates), creditors or other constituencies of Alexza or Parent;

•	did not address (i) the likelihood or probability of the achievement or satisfaction of the milestones necessary for one or more contingent payments to be paid in accordance with the CVR Agreement, (ii) the timing within which any such milestones and payments may occur or (iii) the net present value of any potential payments pursuant to the CVR Agreement; and

•	expressed no view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of Alexza’s or Parent’s directors, officers or employees, or any class of such persons, in connection with the Transactions relative to the Merger Consideration or otherwise.

In the course of performing its reviews and analyses for rendering its opinion, Guggenheim Securities:

•	reviewed a draft of the Merger Agreement, including the form of the CVR Agreement attached as an exhibit thereto, dated as of May 7, 2016 and May 8, 2016, respectively;

•	reviewed certain publicly available business and financial information regarding Alexza;

•	reviewed certain non-public business and financial information regarding Alexza’s business and prospects, including a liquidation analysis (the “Liquidation Analysis”), all as prepared and provided to Guggenheim Securities by Alexza’s senior management;

•	discussed with Alexza’s senior management their strategic and financial rationale for the Transactions as well as their views of (i) Alexza’s business, operations, historical and projected financial results, current and prospective financial condition, liquidity, funding needs and access to capital and future prospects and (ii) the operational and financial risks and uncertainties attendant to not pursuing the Transactions;

•	reviewed the historical prices and trading dynamics of the common shares of Alexza; and

•	conducted such other studies, analyses, inquiries and investigations as Guggenheim Securities deemed appropriate.

In rendering its opinion, Guggenheim Securities:

•	did not analyze any financial forecasts regarding Alexza because Guggenheim Securities was advised by Alexza’s senior management that, as a result of the Special Situational Factors (as described below), Alexza no longer had a business plan for continuing as a stand-alone going concern; accordingly, Guggenheim Securities did not perform certain traditional valuation methodologies (including, among others, discounted cash flow analysis, precedent merger and acquisition transaction analysis or comparable company analysis); and

•	specifically took into account the Special Situational Factors, the Solicitation Process (as described below) and the Liquidation Analysis (and its financial implications as described below) when assessing the fairness, from a financial point of view, of the Merger Consideration.

More specifically, in evaluating Alexza, the Transactions and the Merger Consideration, Guggenheim Securities considered, relied upon and assumed certain special situational factors existing as of May 9, 2016 (as communicated to Guggenheim Securities by Alexza’s senior management, the “Special Situational Factors”) that have impacted or may in the future impact Alexza’s projected financial results, current and prospective financial condition, liquidity, funding needs and access to capital and future prospects, including, among others:

•	if Alexza were to satisfy all of its existing credit and other payment obligations, then Alexza’s liquidity resources would likely be immediately depleted and, in such event, Alexza would thereafter be unable to continue conducting its operations without additional funding;

•	Alexza was in default, through its wholly owned subsidiary, Atlas, approximately $4.3 million in aggregate interest payments under its Atlas Notes for failing to pay interest in the fourth quarter of 2015 and entered into a forbearance agreement with the Noteholders in January 2016 in connection therewith, and if Alexza continued to be unable to pay the amounts due under the Atlas Notes or to further restructure the Atlas Notes, the Noteholders would have the right to exercise various remedies, including foreclosing on Alexza’s rights to receive future payments related to U.S. rights to ADASUVE;

•	Alexza’s recurring operating losses and recent and prospective negative free cash flow generation raised substantial uncertainties, as noted by Alexza’s independent auditors, as to Alexza’s ability to continue funding its near-term operations and potential longer-term business plan, to meet its obligations as they became due and to continue as a going concern;

•	the termination of Alexza’s marketing arrangement in the United States for its sole product, ADASUVE (the “Marketing Termination”) and no actionable offers having been received as a result of a solicitation process to locate a new marketing partner;

•	prior to the Marketing Termination, Alexza was unable to generate positive free cash flow, and if Alexza were to obtain a new marketing arrangement in the United States for ADASUVE, Alexza did not expect that it would result in the generation of positive free cash flow in the foreseeable future;

•	in addition to an existing loan from Parent, Alexza would require a new loan from Parent in order to fund its operations until such time as the Transactions close;

•	other than the aforementioned loans from Parent, Alexza’s existing investors had not indicated a willingness to invest any additional capital to fund Alexza’s prospective negative free cash flow, and Alexza had been unable to identify any alternative sources of financing;

•	Alexza was facing delisting from The NASDAQ Capital Market due to the small size of its equity market capitalization and the low price of its shares of common stock;

•	in light of the foregoing, (i) alternative third-party sources of financing for Alexza’s near-term operations and potential longer-term business plan did not appear to be available and (ii) absent the Transactions, Alexza would need to discontinue operations and either liquidate or seek protection under the US bankruptcy laws; and

•	based on the Liquidation Analysis, Alexza’s senior management believed that a liquidation of Alexza would result in the holders of its shares of common stock receiving a recovery that is materially less than the Merger Consideration.

During the course of Guggenheim Securities’ engagement, Guggenheim Securities was asked by the Alexza Board to solicit indications of interest from various third parties regarding a potential strategic corporate or commercial transaction with Alexza (the “Solicitation Process”), and Guggenheim Securities considered the results of such Solicitation Process in rendering its opinion, including the fact that:

•	on September 28, 2015, Alexza publicly announced that it was exploring strategic alternatives;

•	in connection with the Solicitation Process, a total of 83 parties were contacted;

•	only Parent submitted an actionable offer, which resulted in the Transactions; and

•	the public announcement on February 26, 2016 of Parent’s entry into a non-exclusive letter of intent with Alexza failed to generate any alternative offers to acquire Alexza or its business.

With respect to the information used in arriving at its opinion, Guggenheim Securities notes that:

•	Guggenheim Securities relied upon and assumed the accuracy, completeness and reasonableness of all industry, business, financial, legal, regulatory, tax, accounting, actuarial and other information (including, without limitation, the Liquidation Analysis) furnished by or discussed with Alexza or obtained from reputable public sources, data suppliers and other third parties.

•	Guggenheim Securities (i) did not assume any responsibility, obligation or liability for the accuracy, completeness, reasonableness, achievability or independent verification of, and Guggenheim Securities did not independently verify, any such information (including, without limitation, the Liquidation Analysis), (ii) expressed no view, opinion, representation, guaranty or warranty (in each case, express or implied) regarding the reasonableness of the Liquidation Analysis or the assumptions upon which it is based and (iii) relied upon the assurances of Alexza’s senior management that they were unaware of any facts or circumstances that would make such information (including, without limitation, the Liquidation Analysis) incomplete, inaccurate or misleading.

•	Guggenheim Securities was informed by Alexza’s senior management that certain financial forecasts regarding Alexza previously furnished to Guggenheim Securities in August 2015 were no longer relevant due the Special Situational Factors.

In arriving at its opinion, Guggenheim Securities did not perform or obtain any independent appraisal of the assets or liabilities (including any contingent, derivative or off-balance sheet assets and liabilities) of Alexza or the solvency or fair value of Alexza, nor was Guggenheim Securities furnished with any such appraisals. As noted above, Alexza’s senior management prepared the Liquidation Analysis and provided it to Guggenheim Securities in connection with its opinion. With respect to such Liquidation Analysis:

•	Guggenheim Securities did not estimate, and expressed no view or opinion regarding, the estimated liquidation value of Alexza or any of its specific assets or liabilities.

•	Guggenheim Securities relied upon and assumed, with Alexza’s consent and without independent verification, that (i) the Liquidation Analysis was reasonably prepared on bases reflecting the best currently available estimates and judgments of Alexza’s senior management as to the matters covered thereby and (ii) the assumptions, estimates and conclusions contained therein accurately reflected the expected financial outcome in the event of an orderly liquidation of Alexza.

•	Guggenheim Securities notes that such Liquidation Analysis is subject to significant uncertainty, particularly in light of Alexza’s recent financial performance, current and prospective financial condition, liquidity, funding needs and access to capital and unfavorable future prospects.

Guggenheim Securities also notes certain other considerations with respect to its engagement and its opinion:

•	Guggenheim Securities did not express any view or render any opinion regarding the tax consequences to Alexza or its stockholders of the Transactions. Guggenheim Securities’ professionals are not legal, regulatory, tax, consulting, accounting, appraisal or actuarial experts and Guggenheim Securities’ opinion should not be construed as constituting advice with respect to such matters; accordingly, Guggenheim Securities relied on the assessments of Alexza and its advisors with respect to such matters.

•	Guggenheim Securities further assumed that:

•	in all respects material to its analyses, (i) the final executed forms of the Merger Agreement and the CVR Agreement would not differ from the drafts that Guggenheim Securities reviewed, (ii) Alexza, Parent and Purchaser will comply with all terms of the Merger Agreement and the CVR Agreement, as applicable, and (iii) the representations and warranties of Alexza, Parent and Purchaser contained in the Merger Agreement and the CVR Agreement, as applicable, were true and correct and all conditions to the obligations of each party to the Merger Agreement and the CVR Agreement to consummate the Transactions would be satisfied without any waiver thereof; and

•	the Transactions will be consummated in a timely manner and in accordance with the terms of the Merger Agreement and the CVR Agreement, without any limitations, restrictions, conditions, amendments or modifications (regulatory, tax-related or otherwise) that would have an adverse effect on Alexza or the Transactions in any way material to Guggenheim Securities’ analyses.

•	Guggenheim Securities expressed no view or opinion as to the price or range of prices at which the shares of common stock or other securities of Alexza may trade at any time, including, without limitation, subsequent to the announcement or consummation of the Transactions.

Summary of Material Analysis

In connection with its opinion, Guggenheim Securities reviewed and considered the Liquidation Analysis prepared by Alexza’s senior management and noted that the estimated liquidation value per share of Alexza common stock (i.e., $0.00 per share) in the event of a liquidation or bankruptcy of Alexza was materially less than the Merger Consideration to be received by the holders of Alexza common stock pursuant to the Transactions. As noted above, in arriving at its opinion Guggenheim Securities did not analyze any financial forecasts regarding Alexza because Guggenheim Securities was advised by Alexza’s senior management that, as a result of the Special Situational Factors, Alexza no longer had a business plan for continuing as a stand-alone going concern; accordingly, Guggenheim Securities did not perform certain traditional valuation methodologies (including, among others, discounted cash flow analysis, precedent merger and acquisition transaction analysis or comparable company analysis). Guggenheim Securities’ presentation of its opinion to the Alexza Board was supplemented by oral discussion, the nature and substance of which may not be fully described herein.

Other Considerations

Alexza did not provide specific instructions to, or place any limitations on, Guggenheim Securities with respect to the procedures to be followed or factors to be considered in performing its valuation and financial analyses or providing its opinion. The type and amount of consideration payable in the Transactions were determined through negotiations between Alexza and Parent and were approved by the Alexza Board. The decision to enter into the Merger Agreement and the CVR Agreement was solely that of the Alexza Board. Guggenheim Securities’ opinion was just one of the many factors taken into consideration by the Alexza Board. Consequently, Guggenheim Securities’ analyses should not be viewed as determinative of the decision of the Alexza Board with respect to the fairness, from a financial point of view, to Alexza’s stockholders of the Merger Consideration.

Pursuant to the terms of Guggenheim Securities’ engagement letter, Alexza has agreed to pay Guggenheim Securities a fee of $2 million, of which $1 million is contingent on successful consummation of the Transactions. $1 million of Guggenheim Securities’ compensation was payable upon delivery of its fairness opinion and will be credited against the fee payable upon consummation of the Transactions. In addition, Alexza has agreed to reimburse Guggenheim Securities for certain expenses and to indemnify it against certain liabilities arising out of its engagement.

Aside from its current engagement by Alexza, Guggenheim Securities has not been previously engaged during the past two years by Alexza, nor has Guggenheim Securities been previously engaged during the past two years by Parent, to provide financial advisory or investment banking services for which Guggenheim Securities received fees. Guggenheim Securities may seek to provide Alexza and Parent and their respective affiliates with certain financial advisory and investment banking services unrelated to the Transactions in the future.

Guggenheim Securities and its affiliates engage in a wide range of financial services activities for its and their own accounts and the accounts of its and their customers, including: asset, investment and wealth management; insurance services; investment banking, corporate finance, mergers and acquisitions and restructuring; merchant banking; fixed income and equity sales, trading and research; and derivatives, foreign exchange and futures. In the ordinary course of these activities, Guggenheim Securities or its affiliates may (i) provide such financial services to Alexza, Parent, other participants in the Transactions or their respective affiliates, subsidiaries, investment funds and portfolio companies, for which services Guggenheim Securities or its affiliates has received, and may receive, compensation and (ii) directly or indirectly, hold long or short positions, trade and otherwise conduct such activities in or with respect to certain bank debt, debt or equity securities and derivative products of or relating to Alexza, Parent, other participants in the Transactions or their respective affiliates, subsidiaries, investment funds and portfolio companies. Furthermore, Guggenheim Securities or its affiliates and its or their directors, officers, employees, consultants and agents may have investments in Alexza, Parent, other participants in the Transactions or their respective affiliates, subsidiaries, investment funds and portfolio companies.

Consistent with applicable legal and regulatory guidelines, Guggenheim Securities has adopted certain policies and procedures to establish and maintain the independence of its research departments and personnel. As a result, Guggenheim Securities’ research analysts may hold views, make statements or investment recommendations and publish research reports with respect to Alexza, Parent, other participants in the Transactions or their respective affiliates, subsidiaries, investment funds and portfolio companies and the Transactions that differ from the views of Guggenheim Securities’ investment banking personnel.

Item 5.	Persons/Assets Retained, Employed, Compensated or Used.

In connection with Guggenheim Securities’ services as the financial advisor to the Alexza Board, Alexza has agreed to pay Guggenheim Securities an aggregate fee of approximately $2.0 million, $1.0 million of which was payable upon the rendering of Guggenheim Securities’ opinion and the remainder of which is payable contingent upon consummation of the Transactions. In addition, Alexza has agreed to reimburse certain of Guggenheim Securities’ expenses arising, and to indemnify Guggenheim Securities against certain liabilities that may arise, out of its engagement. These payments due to Guggenheim Securities will be deducted from the amount available to Alexza stockholders in the Contingent Consideration Payment.

Neither Alexza nor any person acting on its behalf has or currently intends to directly or indirectly employ, retain or compensate any person to make solicitations or recommendations to Alexza’s stockholders on Alexza’s behalf with respect to the Offer.

Item 6.	Interest in Securities of the Subject Company.

No transactions with respect to Shares have been effected by Alexza or, to the knowledge of Alexza after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9.

Item 7.	Purposes of the Transactions and Plans or Proposals.

(a) Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto) or as incorporated into this Schedule 14D-9 by reference, no negotiations are being undertaken or are underway by Alexza in response to the Offer that relate to a tender offer or other acquisition of Alexza’s securities by Alexza, any subsidiary of Alexza or any other person.

(b) Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto) or as incorporated in this Schedule 14D-9 by reference, no negotiations are being undertaken or are underway by Alexza in response to the Offer which relate to, or would result in (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Alexza or any subsidiary of Alexza, (ii) any purchase, sale or transfer of a material amount of assets of Alexza or any subsidiary of Alexza, or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of Alexza.

(c) Alexza has agreed that from the date of the Merger Agreement to the Effective Time or the date, if any, on which the Merger Agreement is terminated, it will not, among other matters, solicit alternative acquisition offers. In addition, Alexza has agreed to certain procedures that it must follow in the event Alexza receives an unsolicited acquisition proposal. The information set forth in Section 11—“Purpose of the Offer and Plans for Alexza” of the Offer to Purchase under the sub-headings “Covenants—No Solicitation” is incorporated herein by reference.

(d) Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto) or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Alexza Board, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

Item 8. Additional Information.

Golden Parachute Compensation

See “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between Alexza and its Executive Officers, Directors and Affiliates—Golden Parachute Compensation.”

Contingent Value Rights Agreement

Pursuant to the Merger Agreement, Parent intends to enter into the CVR Agreement governing the terms of the CVRs, substantially in the form filed as Exhibit (a)(1)(G) to the Schedule TO, which is incorporated herein by reference (subject to any reasonable revisions to such form that are requested by such rights agent and that are not, individually or in the aggregate, detrimental to any CVR holder, other than in immaterial respects). Each holder shall be entitled to one CVR for each Share outstanding (i) that the Purchaser accepts for payment from such holder pursuant to the Offer or (ii) owned by or issued to such holder as of immediately prior to the Effective Time and converted into the right to receive the Offer Price pursuant to the Merger Agreement, each Share issuable in settlement of a Restricted Stock Award that is then outstanding immediately prior to the closing of the Offer, and each Share issuable upon the exercise of a 2014 Warrant that is then outstanding and unexercised, immediately prior to the closing of the Offer. The CVRs are not transferable, will not be certificated or evidenced by any instrument and will not be registered or listed for trading.

Each CVR will represent the right to receive a pro-rata share of up to four payment categories in an aggregate (i.e., to all CVR holders assuming all four payments are made) maximum amount of $32.8 million (after deduction of an estimated $2.2 million payment to Guggenheim Securities for fees and expenses for services in connection with the Transactions and subject to certain further adjustment) if certain licensing payments and revenue milestones are achieved and subject to the terms and conditions of the CVR Agreement, net to the holder thereof in cash, subject to reduction for any applicable withholding taxes in respect thereof in the Contingent Consideration Payment. Pursuant to the terms of the CVR Agreement, Parent will use commercially reasonable efforts to achieve the milestones.

The summary of the material provisions of the CVR Agreement contained in Section 12 of the Offer to Purchase is incorporated herein by reference. Such summary is qualified in its entirety by reference to the CVR Agreement, the form of which is filed as Exhibit (e)(2) and is incorporated herein by reference.

Conditions of the Offer

The information set forth in Section 16—“Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated herein by reference.

Legal Proceedings Relating to the Tender Offer

On May 19, 2016, Anderson v. Alexza Pharmaceuticals, Inc., et al., Case No. 16CV295357 (the “Complaint”), a putative class action complaint related to the Merger Agreement, was filed in the Superior Court of the State of California, County of Santa Clara by a purported Alexza stockholder. The Complaint names the members of the Alexza Board, Alexza and Purchaser as defendants. The Complaint alleges that the members of the Alexza Board breached their fiduciary duties to Alexza’s stockholders in connection with the Merger Agreement and that Alexza and Purchaser aided and abetted the alleged breaches. The Complaint seeks, among other things, equitable relief that would enjoin the consummation of the Merger, rescission for any agreement entered into relating to the Merger, an order directing the members of the Alexza Board to exercise their fiduciary duties to obtain an alternative transaction and an award of the costs related to the action, including attorneys’ and experts’ fees. The plaintiff also seeks a trial by jury. Alexza believes the Complaint is without merit and intends to vigorously defend the action. The foregoing summary of the Complaint is qualified in its entirety by reference to the full text of the Complaint, a copy of which is filed as Exhibit (a)(5)(E) to hereto.

Stockholder Approval Not Required

On May 9, 2016, the Alexza Board unanimously (i) approved and declared the advisability of the Merger Agreement and the Transactions, (ii) agreed that the Merger Agreement shall be subject to Section 251(h) of the DGCL, (iii) declared that it is in the best interest of Alexza and its stockholders (other than Parent and its subsidiaries), that Alexza enter into the Merger Agreement and consummate the Transactions and that Alexza’s stockholders tender their Shares pursuant to the Offer, in each case on the terms and subject to the conditions set forth in the Merger Agreement, (iv) declared that the terms of the Offer and the Merger are fair to Alexza and its stockholders (other than Parent and its subsidiaries), (v) declared the advisability of and approved the CVR Agreement and (vi) recommended that Alexza’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

Under Section 251(h) of the DGCL, if Purchaser acquires, pursuant to the Offer, Shares that represent at least a majority of the total number of Shares outstanding at the time of the expiration of the Offer, Purchaser will be able to effect the Merger after consummation of the Offer without a vote by Alexza’s stockholders.

State Takeover Laws

A number of states (including Delaware, where Alexza is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein.

In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the Board of Directors of such corporation before such person became an “interested stockholder.”

In accordance with the provisions of Section 203 of the DGCL, the Alexza Board has approved the Merger Agreement and the Transactions, as described in Item 4 above, for purposes of Section 203 of the DGCL.

Notice of Appraisal Rights

No appraisal rights are available in connection with the Offer. However, if the Offer is successful and the Merger is consummated, stockholders of Alexza immediately prior to the Effective Time who have not properly tendered their Shares in the Offer, and who otherwise comply with the applicable procedures under Section 262 of the DGCL, will be entitled to an appraisal of the “fair value” of their Shares in accordance with Section 262 of the DGCL. Stockholders should be aware that the fair value of their Shares could be more than, the same as or less than the consideration to be received pursuant to the Merger and that an opinion as to the fairness, from a financial point of view, of the consideration payable in a transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, fair value under Section 262 of the DGCL. Any stockholder contemplating the exercise of appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to perfect such rights.

The following is a summary of the procedures to be followed by stockholders that wish to exercise their appraisal rights under Section 262 of the DGCL, the full text of which is attached to this Schedule 14D-9 as Annex B. The summary does not purport to be a complete statement of, and is qualified in its entirety by reference to, Section 262 of the DGCL and to any amendments to such section adopted or otherwise made effective after the date of this Schedule 14D-9. All references in Section 262 of the DGCL and in this summary to a “stockholder” or “holder of Shares” are to the record holder of Shares immediately prior to the Effective Time who has effectively asserted his, her or its appraisal rights. Failure to follow any of the procedures of Section 262 of the DGCL may result in termination or waiver of appraisal rights under Section 262 of the DGCL. Alexza will take no action to perfect the appraisal rights of any stockholder.

Any stockholder who desires to exercise his, her or its appraisal rights should review carefully Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex B carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

•	prior to the consummation of the Offer, which is the first date on which Parent, Purchaser or any subsidiary of Parent or Purchaser deposits funds with the paying agent for payment of Shares tendered and not withdrawn pursuant to the Offer, deliver to Alexza at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform Alexza of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender their Shares in the Offer; and

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

Failure to deliver the written demand for appraisal may result in termination or waiver of appraisal rights under Section 262 of the DGCL.

Written Demand by the Record Holder

All written demands for appraisal should be addressed to Alexza Pharmaceuticals, Inc., 2091 Stierlin Court, Mountain View, CA, 94043, attention: Chief Executive Officer. The demand for appraisal must be executed by or for the stockholder of record, fully and correctly, as such stockholder’s name appears on the stockholder’s certificates (whether in book entry or on physical certificates) evidencing such stockholder’s Shares. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, the demand should be made in that capacity, and if the Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be made by or for all owners of record. An authorized agent, including one or more joint owners, may execute the demand for appraisal for a stockholder of record; however, such agent must identify the record owner or owners and expressly disclose in such demand that the agent is acting as agent for the record owner or owners of such Shares.

A record stockholder, such as a broker who holds Shares as a nominee for beneficial owners, some or all of whom desire to demand appraisal, must exercise rights on behalf of such beneficial owners with respect to the Shares held for such beneficial owners. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. In such case, the written demand for appraisal must set forth the number of shares covered by such demand. Unless a demand for appraisal specifies a number of Shares, such demand will be presumed to cover all Shares held in the name of such record owner.

Filing a Petition for Appraisal

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition (a “Petition”) in the Delaware Court of Chancery (the “Delaware Court”) demanding a determination of the fair value of the Shares held by all holders who did not tender in the Offer and demanded appraisal (such stockholder, a “Dissenting Stockholder”). If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. Alexza is under no obligation to and has no present intention to file a petition and holders should not assume that Alexza will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the surviving corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in this paragraph.

Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in

Chancery a duly verified list containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of a Petition by a Dissenting Stockholder, the Delaware Court may order a hearing and that notice of the time and place fixed for the hearing on the Petition be mailed to the Surviving Corporation and all the Dissenting Stockholders. Notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication deemed advisable by the Delaware Court. The costs relating to these notices will be borne by the Surviving Corporation.

If a hearing on the Petition is held, the Delaware Court is empowered to determine which Dissenting Stockholders have complied with the provisions of Section 262 of the DGCL and are entitled to an appraisal of their Shares. The Delaware Court may require that Dissenting Stockholders submit their Share certificates for notation thereon of the pendency of the appraisal proceedings. The Delaware Court is empowered to dismiss the proceedings as to any Dissenting Stockholder who does not comply with such requirement. Accordingly, Dissenting Stockholders are cautioned to retain their Share certificates pending resolution of the appraisal proceedings.

The Shares will be appraised by the Delaware Court at the fair value thereof as of the Effective Time exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. In determining the value, the court is to take into account all relevant factors.

The Delaware Court may also (i) assess costs of the proceeding among the parties as the Delaware Court deems equitable and (ii) order all or a portion of the expenses incurred by any Dissenting Stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. Determinations by the Delaware Court are subject to appellate review by the Delaware Supreme Court.

Dissenting Stockholders are generally permitted to participate in the appraisal proceedings. No appraisal proceedings in the Delaware Court shall be dismissed as to any Dissenting Stockholder without the approval of the Delaware Court, and this approval may be conditioned upon terms which the Delaware Court deems just. From and after the Effective Time, Dissenting Stockholders will not be entitled to vote their Shares for any purpose and will not be entitled to receive payment of dividends or other distributions in respect of such Shares payable to stockholders of record thereafter.

Stockholders considering whether to seek appraisal should bear in mind that the fair value of their Shares determined under Section 262 of the DGCL could be more than, the same as, or less than the value of consideration to be issued and paid in the Merger as set forth in the Merger Agreement. Also, the Surviving Corporation may assert in any appraisal proceeding that, for purposes thereof, the “fair value” of the Shares is less than the value of the consideration to be issued and paid in the Merger as set forth in the Merger Agreement.

The process of dissenting and exercising appraisal rights requires strict compliance with technical prerequisites. Stockholders wishing to dissent should consult with their own legal counsel in connection with compliance with Section 262 of the DGCL.

Any stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote his or her Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.

If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration. A stockholder will fail to perfect, or effectively lose, the stockholder’s right to appraisal if no petition for appraisal is filed within 120 days after the Effective Time. In addition, as indicated above, a stockholder may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the Merger Consideration.

At any time within 60 days after the Effective Time, any holder of Shares who has not commenced an appraisal proceeding or joined that proceeding as a named party will have the right to withdraw such demand for appraisal and to accept the terms offered in the Merger. Any stockholder may withdraw such stockholder’s demand for appraisal by delivering to the Surviving Corporation a written withdrawal of his or her demand for appraisal and acceptance of the consideration, except (i) that any such attempt to withdraw made more than 60 days after the Effective Time will require written approval of the Surviving Corporation and (ii) that no appraisal proceeding in the Delaware Court of Chancery may be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as such court deems just, provided, however, that this provision, Section 262(k) of the DGCL, will not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered in the Merger within 60 days.

This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL and the Offer.

STOCKHOLDERS WHO SELL SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

Legal Proceedings

There are currently no material legal proceedings pending.

Cautionary Note Regarding Forward-Looking Statements

This Schedule 14D-9 may contain forward-looking statements. Forward-looking statements in this communication include, without limitation, statements regarding prospective performance and opportunities and the outlook of Alexza’s business, performance and opportunities, the anticipated timing of filings and approvals relating to the Transactions; the expected timing of the completion of the Transactions; the ability to complete the Transactions considering the various closing conditions; and any assumptions underlying any of the foregoing. These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. The forward-looking statements contained herein are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. The actual results of the Transactions could vary materially as a result of a number of factors, including: uncertainties as to the timing of the Offer and the Merger; uncertainties as to how many of Alexza’s stockholders will tender their Shares in the Offer; the possibility that competing offers will be made; the possibility that various closing conditions for the Transactions may not be satisfied or waived; the possibility that the Transactions may not be timely completed, if at all; and that, prior to the completion of the Transactions, if at all, Alexza’s business may experience significant disruptions due to Transactions-related uncertainty. Other factors that may cause actual results to differ materially include those set forth in the reports that Alexza files from time to time with the SEC, including its annual report on Form 10-K for the fiscal year ended December 31, 2015, as filed with the SEC on March 28, 2016, quarterly report on Form 10-Q for the quarter ended March 31, 2015, as filed with the SEC on May 13, 2016, and current reports on Form 8-K, as well as the Tender Offer Statement on Schedule TO and other tender offer documents filed by

Purchaser and Parent. All of these materials related to the Transactions (and all other transaction documents filed with the SEC) will be available at no charge from the SEC through its website at www.sec.gov. Investors may also obtain free copies of the documents filed by Alexza with the SEC by contacting Investor Relations at 2091 Stierlin Court, Mountain View, California 94043, by telephone at (650) 944-7000 or by email at investor.info@alexza.com. Also, Alexza’s investor relations page can be found at http://alexza.investorroom.com/investor-overview. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Alexza does not undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law.

Item 9.	Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated May 23, 2016 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Grupo Ferrer Internacional, S.A. and Ferrer Pharma, Inc., filed with the SEC on May 23, 2016 (the “Schedule TO”).

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Letter to Clients (incorporated by reference to Exhibit a(1)(E) to the Schedule TO).

(a)(1)(F)	Summary Advertisement published in the New York Times on May 23, 2016 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).

(a)(5)(A)	Letter to the Company’s Employees from Thomas B. King (incorporated by reference to the letter filed under the cover of Schedule 14D-9C by Alexza on May 10, 2016).

(a)(5)(B)	Press Release issued by Alexza and Parent (incorporated by reference to the press release filed under the cover of Schedule 14D-9C by Alexza on May 10, 2016).

(a)(5)(C)	Press Release issued by Alexza (incorporated by reference to the press release filed under the cover of Schedule 14D-9C by the Company on May 11, 2016).

(a)(5)(D)	Opinion, dated May 9, 2016, of Guggenheim Securities to the Alexza Board (incorporated by reference to Annex A attached to this Schedule 14D-9).

(a)(5)(E)	Class Action Complaint, dated May 19, 2016 (Anderson v. Alexza Pharmaceuticals, Inc., et al., Case No. 16CV295357).

(e)(1)	Agreement and Plan of Merger, dated as of May 9, 2016, among Alexza, Parent and Purchaser (incorporated by reference to Exhibit 2.1 to Alexza’s Current Report on Form 8-K (File No. 000-51820) filed with the SEC on May 10, 2016).

(e)(2)	Form of CVR Agreement (incorporated by reference to Exhibit B to the Agreement and Plan of Merger, dated May 9, 2016, among Alexza, Parent and Purchaser filed as Exhibit 2.1 to Alexza’s Current Report on Form 8-K (File No. 000-51820) filed with the SEC on May 10, 2016).

(e)(3)	Pertinent portions of Alexza’s Amended Annual Report on Form 10-K/A, filed with the SEC on April 29, 2016 (File No. 000-51820) (incorporated by reference as provided in Item 3 hereof).

(e)(4)	Form of Director/Officer Indemnification Agreement entered into between Alexza and each of its directors and officers (incorporated by reference to Alexza’s Current Report on Form 8-K (File No. 000-51820) as filed with the SEC on July 14, 2008).

Exhibit No.	Description

(e)(5)	Form of Amended Change of Control Agreement between Registrant and each of its officers (incorporated by reference to Alexza’s Annual Report on Form 10-K (File No. 000-51820) as filed with the SEC on March 25, 2014).

(e)(6)	2005 Equity Incentive Plan, as amended (incorporated by reference to Alexza’s Current Report on Form 8-K (File No. 000-51820) as filed with the SEC on May 22, 2013).

(e)(7)	Form of Option Grant Notice, Form of Option Agreement and Form of Notice of Exercise to 2005 Equity Incentive Plan (incorporated by reference to Alexza’s Registration Statement on Form S-1 filed with the SEC on December 22, 2005, as amended (File No. 333-130644)).

(e)(8)	Form of Notice of Grant of Stock Options to 2005 Equity Incentive Plan (incorporated by reference to Alexza’s Current Report on Form 8-K (File No. 000-51820) as filed with the SEC on February 22, 2011).

(e)(9)	Form of Notice of Grant of Award and Stock Unit Award Agreement to 2005 Equity Incentive Plan (incorporated by reference to Alexza’s Annual Report on Form 10-K (File No. 000-51820) as filed with the SEC on March 10, 2009).

(e)(10)	2005 Non-Employee Directors’ Stock Option Plan (incorporated by reference to Alexza’s Quarterly Report on Form 10-Q (File No. 000-51820) as filed with the SEC on November 6, 2013).

(e)(11)	Form of Option Grant Notice, Form of Option Agreement and Form of Notice of Exercise to 2005 Non-Employee Directors’ Stock Option Plan (incorporated by reference to Alexza’s Registration Statement on Form S-1 filed on December 22, 2005, as amended (File No. 333-130644)).

(e)(12)	2015 Equity Incentive Plan (incorporated by reference to Alexza’s Registration Statement on Form S-8 (File No. 333-205860) as filed with the SEC on July 24, 2015).

(e)(13)	Form of Stock Option Grant Notice and Option Agreement under the 2015 Equity Incentive Plan (incorporated by reference to Alexza’s Registration Statement on Form S-8 (File No. 333-205860) as filed with the SEC on July 24, 2015).

(e)(14)	Form of Restricted Stock Unit Grant Notice and Restricted Unit Award Agreement under the 2015 Equity Incentive Plan (incorporated by reference to Alexza’s Registration Statement on Form S-8 (File No. 333-205860) as filed with the SEC on July 24, 2015).

(e)(15)	Form of Stock Option Grant Notice and Option Agreement under the 2015 Non-Employee Directors’ Stock Award Plan (incorporated by reference to Alexza’s Registration Statement on Form S-8 (File No. 333-205860) as filed with the SEC on July 24, 2015).

(e)(16)	2015 Employee Stock Purchase Plan (incorporated by reference to Alexza’s Registration Statement on Form S-8 (File No. 333-207585) as filed with the SEC on October 23, 2015).

(e)(17)	Summary of Compensation Arrangements with Non-Employee Directors (incorporated by reference to Alexza’s Quarterly Report on Form 10-Q (File No. 000-51820) as filed with the SEC on November 6, 2013).

(e)(18)	2015 Cash Bonus Plan (incorporated by reference to Alexza’s Current Report on Form 8-K (File No. 000-51820) as filed with the SEC on February 17, 2015).

(e)(19)	Form of Warrants to Purchase shares of Common Stock, dated October 5, 2009 (incorporated by reference to Alexza’s Current Report on Form 8-K (File No. 000-51820) as filed with the SEC on September 30, 2009).

(e)(20)	Form of Warrant to Purchase Shares of Common Stock dated February 23, 2012 (incorporated by reference to Alexza’s Current Report on Form 8-K (File No. 000-51820) as filed with the SEC on February 17, 2012).

Exhibit No.	Description

(e)(21)	Form of Warrants dated March 18, 2014 (incorporated by reference to Alexza’s Quarterly Report on Form 10-Q/A (File No. 000-51820) as filed with the SEC on December 10, 2014).

(e)(22)	Amended and Restated Promissory Note issued by Alexza to Parent dated May 9, 2016 (incorporated by reference to Alexza’s Quarterly Report on Form 10-Q/A (File No. 000-51820) as filed with the SEC on May 10, 2016).

(e)(23)	Pertinent portions from Alexza’s Current Report on Form 8-K (File No. 000-51820) as filed with the SEC on February 24, 2016.

(e)(24)	Pertinent portions from Alexza’s Current Report on Form 8-K (File No. 000-51820) as filed with the SEC on February 29, 2016.

(e)(25)	Pertinent portions from Alexza’s Current Report on Form 8-K/A (File No. 000-51820) as filed with the SEC on March 24, 2016.

(e)(26)	Pertinent portions from Alexza’s Current Report on Form 8-K/A (File No. 000-51820) as filed with the SEC on April 15, 2016.

(e)(27)	Pertinent portions from Alexza’s Current Report on Form 8-K/A (File No. 000-51820) as filed with the SEC on April 29, 2016.

(e)(28)	Pertinent portions from Alexza’s Current Report on Form 8-K (File No. 000-51820) as filed with the SEC on May 10, 2016.

(e)(29)	Pertinent portions from Alexza’s Annual Report on Form 10-K/A (File No. 000-51820) as filed with the SEC on April 29, 2016.

(e)(30)	Confidentiality Agreement, dated May 9, 2016, between Alexza and Parent (incorporated by reference to Exhibit (d)(2) to the Schedule TO).

(e)(31)	Collaboration, License and Supply Agreement between Alexza and Parent dated October 5, 2011 (incorporated by reference to Alexza’s Annual Report on Form 10-K (File No. 000-51820) as filed with the SEC on March 12, 2012).

(e)(32)	Amendment to Collaboration, License and Supply Agreement between Alexza and Parent dated March 5, 2012 (incorporated by reference to Alexza’s Annual Report on Form 10-K (File No. 000-51820) as filed with the SEC on March 12, 2012).

(e)(33)	Second Amendment to Collaboration, License and Supply Agreement between Alexza and Parent dated November 26, 2013 (incorporated by reference to Alexza’s Annual Report on Form 10-K (File No. 000-51820) as filed with the SEC on March 13, 2015).

(e)(34)	Third Amendment to Collaboration, License and Supply Agreement between Alexza and Parent dated October 27, 2014 (incorporated by reference to Alexza’s Annual Report on Form 10-K (File No. 000-51820) as filed with the SEC on March 13, 2015).

(e)(35)	Fourth Amendment to Collaboration, License and Supply Agreement between Alexza and Parent dated June 16, 2015 (incorporated by reference to Alexza’s Quarterly Report on Form 10-Q (File No. 000-51820) as filed with the SEC on August 5, 2015).

(e)(36)	Stock Purchase Agreement between Alexza and Parent dated March 15, 2012 (incorporated by reference to Exhibit A to Amendment to Collaboration, License and Supply Agreement between Alexza and Parent dated March 5, 2012 filed as Exhibit 10.33.2 to Alexza’s Annual Report on Form 10-K (File No. 000-51820) as filed with the SEC on March 12, 2012).

(e)(37)	Stock Purchase Agreement between Alexza and Parent dated October 27, 2014 (incorporated by reference to Alexza’s Annual Report on Form 10-K (File No. 000-51820) as filed with the SEC on March 13, 2015).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 23, 2016	ALEXZA PHARMACEUTICALS, INC.

	By:	/s/ Thomas B. King
Thomas B. King

President and Chief Executive Officer

Annex A

Guggenheim Securities, LLC 330 Madison Avenue New York, New York 10017 GuggenheimPartners.com

May 9, 2016

The Board of Directors

Alexza Pharmaceuticals, Inc.

2091 Stierlin Court

Mountain View, CA 94043

Members of the Board:

We understand that Alexza Pharmaceuticals, Inc. (“Alexza”), Grupo Ferrer Internacional, S.A. (“Buyer”) and Ferrer Pharma Inc., a wholly owned subsidiary of Buyer (“Merger Sub”), intend to enter into an Agreement and Plan of Merger to be dated as of May 10, 2016 (the “Merger Agreement”), pursuant to which Merger Sub will make a tender offer (the “Offer”) for all issued and outstanding shares of Alexza’s common stock, par value $0.0001 per share (the “Shares”), excluding Shares owned directly or indirectly by Buyer, at a price of $0.90 per Share in cash (the “Cash Consideration”) plus one contractual contingent value right per Share representing the right to receive a pro rata portion of up to four contingent payments aggregating up to $35 million in cash, less the amount of our fee, and less the difference of the aggregate cash consideration paid to holders of Shares and certain of Alexza’s warrants in connection with the Offer and the Merger (as defined below) minus $22,620,639.60, upon the achievement of certain milestones set forth in, and subject to and in accordance with the terms and conditions of, the Contingent Value Rights Agreement (the “CVR Agreement”, and together with the Merger Agreement, the “Transaction Documentation”) attached as an exhibit to the Agreement (together with the Cash Consideration, the “Consideration”). The Transaction Documentation also provides that, following consummation of the Offer, Merger Sub will be merged with and into Alexza in a transaction (together with the Offer, the “Transaction”) in which each Share (other than Shares owned by Alexza, Alexza’s subsidiaries, Buyer, Merger Sub or any other direct or indirect wholly owned subsidiary of Buyer and any Dissenting Shares (as defined in the Merger Agreement)) will be converted into the right to receive the Consideration. The terms and conditions of the Transaction are more fully set forth in the Transaction Documentation.

You have asked us to render our opinion as to whether the Consideration is fair, from a financial point of view, to the holders of Shares (excluding Buyer, Merger Sub and their respective affiliates).

In the course of performing our reviews and analyses for rendering our opinion, we have:

•	Reviewed a draft of the Merger Agreement, including the form of the CVR Agreement attached as an exhibit thereto, dated as of May 7, 2016 and May 8, 2016, respectively;

•	Reviewed certain publicly available business and financial information regarding Alexza;

•	Reviewed certain non-public business and financial information regarding Alexza’s business and prospects, including a liquidation analysis (the “Liquidation Analysis”), all as prepared and provided to us by Alexza’s senior management;

•	Discussed with Alexza’s senior management their strategic and financial rationale for the Transaction as well as their views of (i) Alexza’s business, operations, historical and projected financial results, current and prospective financial condition, liquidity, funding needs and access to capital and future prospects and (ii) the operational and financial risks and uncertainties attendant to not pursuing the Transaction;

•	Reviewed the historical prices and trading dynamics of the Shares; and

•	Conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.

The Board of Directors

Alexza Pharmaceuticals, Inc.

May 9, 2016

In rendering our opinion:

•	We have not analyzed any financial forecasts regarding Alexza because we have been advised by Alexza’s senior management that, as a result of the Special Situational Factors (as described below), Alexza no longer has a business plan for continuing as a stand-alone going concern; accordingly, we did not perform certain traditional valuation methodologies (including, among others, discounted cash flow analysis, precedent merger and acquisition transaction analysis or comparable company analysis).

•	We have specifically taken into account the Special Situational Factors, the Solicitation Process (as described below) and the Liquidation Analysis (and its financial implications as described below) when assessing the fairness, from a financial point of view, of the Consideration.

More specifically, in evaluating Alexza, the Transaction and the Consideration, we have considered, relied upon and assumed certain special situational factors (as communicated to us by Alexza’s senior management, the “Special Situational Factors”) that have impacted or may in the future impact Alexza’s projected financial results, current and prospective financial condition, liquidity, funding needs and access to capital and future prospects, including, among others:

•	If Alexza were to satisfy all of its existing credit and other payment obligations, then Alexza’s liquidity resources would likely be immediately depleted and, in such event, Alexza would thereafter be unable to continue conducting its operations without additional funding;

•	Alexza is in default of approximately $4.3 million in aggregate interest payments under its $45 million 12.25% senior secured notes (the “Atlas Notes”) for failing to pay interest in the fourth quarter of 2015 and entered into a forbearance agreement with the noteholders in January 2016 in connection therewith, and if Alexza continues to be unable to pay the amounts due under the Atlas Notes or to further restructure the Atlas Notes, the noteholders will have the right to exercise various remedies, including foreclosing on Alexza’s rights to receive future payments related to U.S. rights to ADASUVE;

•	Alexza’s recurring operating losses and recent and prospective negative free cash flow generation raise substantial uncertainties, as noted by Alexza’s independent auditors, as to Alexza’s ability to continue funding its near-term operations and potential longer-term business plan, to meet its obligations as they become due and to continue as a going concern;

•	The termination of Alexza’s marketing arrangement in the United States for its sole product, ADASUVE (the “Marketing Termination”) and no actionable offers having been received as a result of a solicitation process to locate a new marketing partner;

•	Prior to the Marketing Termination, Alexza was unable to generate positive free cash flow, and if Alexza were to obtain a new marketing arrangement in the United States for ADASUVE, Alexza does not expect that it would result in the generation of positive free cash flow in the foreseeable future;

•	In addition to an existing loan from the Buyer, Alexza will require a new loan from the Buyer in order to fund its operations until such time as the Transaction closes;

•	Other than the aforementioned loans from the Buyer, Alexza’s existing investors have not indicated a willingness to invest any additional capital to fund Alexza’s prospective negative free cash flow, and Alexza has been unable to identify any alternative sources of financing;

•	Alexza is facing delisting from The NASDAQ Capital Market due to the small size of its equity market capitalization and the low price of its Shares;

•	In light of the foregoing, (i) alternative third-party sources of financing for Alexza’s near-term operations and potential longer-term business plan do not appear to be available and (ii) absent the Transaction, Alexza would need to discontinue operations and either liquidate or seek protection under the US bankruptcy laws; and

The Board of Directors

Alexza Pharmaceuticals, Inc.

May 9, 2016

•	Based on the Liquidation Analysis, Alexza’s senior management believes that a liquidation of Alexza would result in the holders of Shares receiving a recovery that is materially less than the Consideration.

During the course of our engagement, we were asked by Alexza’s Board of Directors to solicit indications of interest from various third parties regarding a potential strategic corporate or commercial transaction with Alexza (the “Solicitation Process”), and we have considered the results of such Solicitation Process in rendering our opinion, including the fact that:

•	On September 28, 2015, Alexza publicly announced that it was exploring strategic alternatives;

•	In connection with the Solicitation Process, a total of 83 parties were contacted;

•	Only Buyer submitted an actionable offer, which resulted in the Transaction; and

•	The public announcement on February 26, 2016 of Buyer’s entry into a non-exclusive letter of intent with Alexza failed to generate any alternative offers to acquire Alexza or its business.

With respect to the information used in arriving at our opinion:

•	We have relied upon and assumed the accuracy, completeness and reasonableness of all industry, business, financial, legal, regulatory, tax, accounting, actuarial and other information (including, without limitation, the Liquidation Analysis) furnished by or discussed with Alexza or obtained from public sources, data suppliers and other third parties.

•	We (i) do not assume any responsibility, obligation or liability for the accuracy, completeness, reasonableness, achievability or independent verification of, and we have not independently verified, any such information (including, without limitation, the Liquidation Analysis), (ii) express no view, opinion, representation, guaranty or warranty (in each case, express or implied) regarding the reasonableness of the Liquidation Analysis or the assumptions upon which it is based and (iii) have relied upon the assurances of Alexza’s senior management that they are unaware of any facts or circumstances that would make such information (including, without limitation, the Liquidation Analysis) incomplete, inaccurate or misleading.

•	We have been informed by Alexza’s senior management that certain financial forecasts regarding Alexza previously furnished to us in August 2015 are no longer relevant due the Special Situational Factors.

In arriving at our opinion, we have not performed or obtained any independent appraisal of the assets or liabilities (including any contingent, derivative or off-balance sheet assets and liabilities) of Alexza or the solvency or fair value of Alexza, nor have we been furnished with any such appraisals. As noted above, Alexza’s senior management prepared the Liquidation Analysis and provided it to us in connection with our opinion. With respect to such Liquidation Analysis:

•	We did not estimate, and we express no view or opinion regarding, the estimated liquidation value of Alexza or any of its specific assets or liabilities.

•	We have relied upon and assumed, with Alexza’s consent and without independent verification, that (i) the Liquidation Analysis has been reasonably prepared on bases reflecting the best currently available estimates and judgments of Alexza’s senior management as to the matters covered thereby and (ii) the assumptions, estimates and conclusions contained therein accurately reflect the expected financial outcome in the event of an orderly liquidation of Alexza.

•	We note that such Liquidation Analysis is subject to significant uncertainty, particularly in light of Alexza’s recent financial performance, current and prospective financial condition, liquidity, funding needs and access to capital and unfavorable future prospects.

The Board of Directors

Alexza Pharmaceuticals, Inc.

May 9, 2016

We are not expressing any view or rendering any opinion regarding the tax consequences to Alexza or its stockholders of the Transaction. We are not legal, regulatory, tax, consulting, accounting, appraisal or actuarial experts and nothing in our opinion should be construed as constituting advice with respect to such matters; accordingly, we have relied on the assessments of Alexza and its other advisors with respect to such matters.

In rendering our opinion, we have assumed that, in all respects material to our analyses, (i) the final executed form of the Transaction Documentation will not differ from the drafts that we have reviewed, (ii) Alexza, Buyer and Merger Sub will comply with all terms of the Transaction Documentation and (iii) the representations and warranties of Alexza, Buyer and Merger Sub contained in the Transaction Documentation are true and correct and all conditions to the obligations of each party to the Agreement to consummate the Transaction will be satisfied without any waiver thereof. We also have assumed that the Transaction will be consummated in a timely manner and in accordance with the terms of the Transaction Documentation, without any limitations, restrictions, conditions, amendments or modifications (regulatory, tax-related or otherwise) that would have an adverse effect on Alexza or the Transaction in any way meaningful to our analyses.

In rendering our opinion, we do not express any view or opinion as to the price or range of prices at which the Shares or other securities of Alexza may trade at any time, including subsequent to the announcement or consummation of the Transaction.

We have acted as a financial advisor to Alexza in connection with the Transaction and will receive a customary fee for such services, a substantial portion of which is contingent on successful consummation of the Transaction. A portion of our compensation is payable upon delivery of our opinion and will be credited against the fee payable upon consummation of the Transaction. In addition, Alexza has agreed to reimburse us for certain expenses and to indemnify us against certain liabilities arising out of our engagement.

Aside from our current engagement by Alexza, Guggenheim Securities, LLC (“Guggenheim Securities”) has not been previously engaged during the past two years by Alexza, nor has Guggenheim Securities been previously engaged during the past two years by Buyer, to provide financial advisory or investment banking services for which we received fees. Guggenheim Securities may seek to provide Alexza and Buyer and their respective affiliates with certain financial advisory and investment banking services unrelated to the Transaction in the future.

Guggenheim Securities and its affiliates and related entities engage in a wide range of financial services activities for our and their own accounts and the accounts of our and their customers, including: asset, investment and wealth management; insurance services; investment banking, corporate finance, mergers and acquisitions and restructuring; merchant banking; fixed income and equity sales, trading and research; and derivatives, foreign exchange and futures. In the ordinary course of these activities, Guggenheim Securities or its affiliates and related entities may (i) provide such financial services to Alexza, Buyer, other participants in the Transaction or their respective affiliates, subsidiaries, investment funds and portfolio companies, for which services Guggenheim Securities or its affiliates and related entities has received, and may receive, compensation and (ii) directly or indirectly, hold long or short positions, trade and otherwise conduct such activities in or with respect to certain bank debt, debt or equity securities and derivative products of or relating to Alexza, Buyer, other participants in the Transaction or their respective affiliates, subsidiaries, investment funds and portfolio companies. Furthermore, Guggenheim Securities or its affiliates and related entities and our or their directors, officers, employees, consultants and agents may have investments in Alexza, Buyer, other participants in the Transaction or their respective affiliates, subsidiaries, investment funds and portfolio companies.

Consistent with applicable legal and regulatory guidelines, Guggenheim Securities has adopted certain policies and procedures to establish and maintain the independence of its research departments and personnel. As a result,

The Board of Directors

Alexza Pharmaceuticals, Inc.

May 9, 2016

Guggenheim Securities’ research analysts may hold views, make statements or investment recommendations and publish research reports with respect to Alexza, Buyer, other participants in the Transaction or their respective affiliates, subsidiaries, investment funds and portfolio companies and the Transaction that differ from the views of Guggenheim Securities’ investment banking personnel.

Our opinion has been provided to Alexza’s Board of Directors (in its capacity as such) for its information and assistance in connection with its evaluation of the Consideration. Our opinion may not be disclosed publicly, made available to third parties or reproduced, disseminated, quoted from or referred to at any time, in whole or in part, without our prior written consent; provided, however, that this letter may be included in its entirety in any Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 to be distributed to the holders of Shares in connection with the Transaction.

Our opinion and any materials provided in connection therewith do not constitute a recommendation to Alexza’s Board of Directors with respect to the Transaction, nor does our opinion and any materials provided in connection therewith constitute advice or a recommendation to any holder of Shares as to whether to tender any such shares pursuant to the Offer. Our opinion does not address Alexza’s underlying business or financial decision to pursue the Transaction, the relative merits of the Transaction as compared to any alternative business or financial strategies that might exist for Alexza or the effects of any other transaction in which Alexza might engage. Our opinion addresses only the fairness, from a financial point of view, of the Consideration to the holders of Shares (excluding Buyer, Merger Sub and their respective affiliates). We do not express any view or opinion as to any other term or aspect of the Transaction, the Transaction Documentation or any other agreement, transaction document or instrument contemplated by the Transaction Documentation or to be entered into or amended in connection with the Transaction or the fairness, financial or otherwise, of the Transaction to, or of any consideration to be paid to or received by, the holders of any class of securities, creditors or other constituencies of Alexza or Buyer. Our opinion does not address (i) the likelihood or probability of the achievement or satisfaction of the milestones necessary for one or more contingent payments to be paid in accordance with the CVR Agreement, (ii) the timing within which any such milestones and payments may occur or (iii) the net present value of any potential payments pursuant to the CVR Agreement. Furthermore, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of Alexza’s or Buyer’s directors, officers or employees, or any class of such persons, in connection with the Transaction relative to the Consideration or otherwise.

Our opinion has been authorized for issuance by the Fairness Opinion and Valuation Committee of Guggenheim Securities. Our opinion is subject to the assumptions, limitations, qualifications and other conditions contained herein and is necessarily based on economic, capital markets and other conditions, and the information made available to us, as of the date hereof. We assume no responsibility for updating or revising our opinion based on facts, circumstances or events occurring after the date hereof.

Based on and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration is fair, from a financial point of view, to the holders of Shares (excluding Buyer, Merger Sub and their respective affiliates).

Very truly yours,

GUGGENHEIM SECURITIES, LLC

Annex B

Section 262 of Delaware General Corporation Law

§262. Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph(b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a and b of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation”, and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation”.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), §253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by

§ 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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